Filed Pursuant to Rule 424(b)(5)

Registration Number 333-108336

Prospectus Supplement
(To Prospectus dated September 8, 2003)

1,600,000 Shares

Essex Property Trust, Inc.

Common Stock

Essex Property Trust, Inc. is offering 1,600,000 shares of common stock.

Our common stock is listed on the New York Stock Exchange under symbol “ESS.” The last reported sale price of our common stock on the New York Stock Exchange on September 30, 2003 was $62.71 per share.

To preserve our status as a REIT for federal income tax purposes, our charter imposes certain restriction on ownership of our common stock. See “Description of Capital Stock—Restrictions on Transfer” in the accompanying prospectus.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page S-5 of the prospectus supplement and page 3 of the accompanying prospectus.

	Per Share	Total (1)

Offering price	$61.25	$98,000,000

Discounts and commissions to the underwriter	$0.58	$928,000

Offering proceeds to Essex Property Trust, Inc. before expenses (2)	$60.67	$97,072,000

(1)	If the underwriter exercises its over-allotment option in full, the total public offering price, underwriting discount and proceeds before expenses, to us would be $112,700,000, $1,067,200 and $111,632,800 respectively.
(2)	The per share amount is approximately a 3.25% discount to the last sale price of our common stock as reported on the New York Stock Exchange of $62.71 on September 30, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriter the right to purchase up to 240,000 additional shares of common stock to cover any over-allotments. The underwriter can exercise this right at any time within 30 days after the offering. The underwriter expects to deliver the shares of our common stock to investors on or about October 6, 2003.

Banc of America Securities LLC

September 30, 2003

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC. Under the shelf registration statement and in accordance with the shelf registration process, we may sell up to $342,119,250 of our securities from time to time after the effectiveness of the shelf registration statement of which this offering is a part. The shelf registration statement, as amended, was declared effective by the SEC on September 8, 2003. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of the common stock, par value $0.0001 per share (the “Common Stock”) being offered and the underwriting arrangements. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in this prospectus supplement in the section entitled “Where You Can Find More Information” before investing in our common stock.

Neither we nor the underwriter have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are not making an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which this prospectus supplement relates and are not offering or soliciting an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus supplement is correct on any date after the date of this prospectus supplement, even though this prospectus supplement is delivered or shares are sold pursuant to this prospectus supplement on a later date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can also inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a Registration Statement on Form S-3 of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. You may inspect the Registration Statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Any statement contained in a document which is incorporated by reference in this prospectus supplement or the accompanying prospectus is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

— Our Annual Report on Form 10-K for the year ended December 31, 2002;
— Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003;
— Our Current Reports on Form 8-K filed on June 2, 2003, September 19, 2003, and September 24, 2003;
— The description of our common stock contained in a Registration Statement on Form 8-A filed with the SEC on May 27, 1994;
— The description of our 7.8125% Series F Cumulative Redeemable Preferred Stock contained in a Registration Statement on Form 8-A filed with the SEC on September 19, 2003; and

—     All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than current reports furnished under Item 9 of Form 8-K) after the date of this prospectus supplement and prior to the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Essex Property Trust, Inc., 925 East Meadow Drive, Palo Alto, California 94303, Attention: Secretary (650) 494-3700.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and are subject to the “safe harbor” provisions created by these statutes. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements which include statements about our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operation results, revenues and earnings, reflect only management’s current expectations and are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” in this prospectus supplement and the accompanying prospectus, or in the documents incorporated by reference, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

All forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement or statements. It is important to note that such forward-looking statements are subject to risks and uncertainties and that our actual results could differ materially from those in such forward-looking statements. The foregoing factors, as well as those under the heading “Risk Factors” in the prospectus supplement and accompanying prospectus and in the section entitled  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent

Annual Report on Form 10-K and Quarterly Report on Form 10-Q that we file with the SEC from time to time, among others, in some cases have affected, and in the future could affect, our actual operating results and could cause our actual consolidated operating results to differ materially from those expressed in any forward-looking statement made by us. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus supplement.

ESSEX AND THE OPERATING PARTNERSHIP

Essex Property Trust, Inc. (“Essex” or the “Company”) is a self-administered and self-managed equity real estate investment trust (“REIT”) engaged in the ownership, acquisition, development and management of multifamily apartment communities. As of September 29, 2003, our multifamily portfolio consisted of ownership interests in 117 properties (comprising 25,095 apartment units), of which 14,780 units are located in Southern California (Los Angeles, Ventura, Orange and San Diego counties), 4,293 units are located in Northern California (the San Francisco Bay Area), 5,444 of which are located in the Pacific Northwest (4,073 units in the Seattle metropolitan area and 1,371 units in the Portland, Oregon metropolitan area), and 578 are located in other areas (302 units in Houston, Texas and 276 units in Hemet, California). In addition, as of September 29, 2003, we owned other real estate assets consisting of five recreational vehicle parks (comprising 1,717 spaces), four office buildings (totaling approximately 63,540 square feet) and two manufactured housing communities (containing 607 sites), (collectively together with Essex’s multifamily residential properties, the “Properties”). One of the office buildings located in Northern California (Palo Alto) has approximately 17,400 square feet and houses our headquarters and another office building located in Southern California (Woodland Hills) has approximately 38,940 square feet, of which we currently occupy approximately 8,600 square feet. The Woodland Hills office building has ten third-party tenants occupying approximately 27,300 feet. As of September 29, 2003, Essex, along with its affiliated entities and joint ventures, also have entered into commitments for the development of 1,368 units in six multifamily communities, three of which are in Northern California and three in Southern California.

Essex was incorporated in the state of Maryland in March 1994. On June 13, 1994, Essex commenced operations with the completion of its initial public offering (“the Offering”).

Essex Portfolio, L.P. (the “Operating Partnership”) was formed in March 1994 and commenced operations on June 13, 1994, when Essex, the general partner of the Operating Partnership, completed the Offering.

Essex conducts substantially all of its activities through the Operating Partnership. Essex currently owns an approximate 90% general partnership interest and members of Essex’s Board of Directors, senior management and certain outside investors own limited partnership interests of approximately 10% in the Operating Partnership. As the sole general partner of the Operating Partnership, Essex has control over the management of the Operating Partnership and over each of the Properties.

RECENT DEVELOPMENTS

On July 11, 2003, Essex Apartment Value Fund, L.P. (the “Fund”), an investment fund organized by us, acquired an ownership interest in Coronado North and South, located in Newport Beach, California, for approximately $33.7 million from an unrelated co-investment partner. As of August 2003, the Fund was considered to be fully invested.

In August 2003, we entered into purchase and sale agreements with an unaffiliated seller to acquire a 192-unit multifamily community located in Renton, Washington for a contract price of approximately $18.5 million, and a 250-unit multifamily community located in Bothell, Washington for a contract price of approximately $23.3 million. The acquisitions are scheduled to close in October 2003. These acquisitions are subject to certain closing conditions and we cannot be certain that these acquisitions will ultimately be completed.

On September 10, 2003, our board of directors declared a regular quarterly distribution of $0.78 per share of Common Stock payable on October 15, 2003 to stockholders of record as of the close of business on September 30, 2003. The quarterly distribution of $0.78 per share is equivalent to $3.12 per share on an annualized basis.

On September 23, 2003, we completed the sale of 1,000,000 shares of our 7.8125% Series F Cumulative Redeemable Preferred Stock (“Series F Preferred Stock”) at a fixed price of $24.664 per share. The Series F Preferred Stock will pay quarterly distributions at a rate of 7.8125% per year and will be redeemable at our election on or after September 23, 2008. We intend to use the proceeds from the sale of the Series F Preferred Stock to redeem all of the 9.125% Series C Cumulative Redeemable Preferred Units of the Operating Partnership of which we are the general partner, in the fourth quarter of 2003.

As of September 29, 2003, we had, in addition to the two Washington properties discussed above, the following pending property acquisitions. We have entered into a real estate purchase agreement which provides for us to acquire a multifamily community located in Walnut, California for approximately $24.5 million. We have also entered into a non-binding letter of intent, which provides for us to acquire a multifamily community located in Renton, Washington, for approximately $29.3 million. This contract and letter of intent are subject to further negotiation and to other uncertainties and contingencies, including the completion of due diligence. Accordingly, there can be no assurance that such acquisitions will be completed as expected.

THE OFFERING

Common Stock offered by us	1,600,000 shares, or 1,840,000 shares if the underwriter exercises its over-allotment option in full.
Common Stock to be outstanding after the Offering	22,786,942 shares, or 23,026,942 shares if the underwriter exercises its over-allotment option in full(1).
Use of proceeds

We intend to use the net proceeds from the offering for general corporate purposes, which may include funding the pending acquisitions described in “Recent Developments” and the repayment of debt. See “Recent Developments” and “Use of Proceeds.”

New York Stock Exchange symbol	“ESS”

(1) The number of shares of Common Stock to be outstanding after this offering is based on 21,186,942 shares outstanding as of September 29, 2003. This number excludes 800,000 shares of Common Stock reserved for issuance upon the exercise of options (including outstanding options and options available to be granted), the conversion of limited partnership interests in the Operating Partnership, of which we are the general partner, the exchange of incentive units in the Operating Partnership, and the redemption of limited partnership interests in limited partnerships in which the Operating Partnership has invested.

Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 240,000 shares of Common Stock that the underwriter has the option to purchase from us to cover over-allotments.

RISK FACTORS

Investing in our Common Stock involves risks. Before purchasing shares of our Common Stock, you should carefully consider the risk factors below and under the heading “Risk Factors” in the accompanying prospectus as well as the risk factors set forth under the heading “Risk Factors” in the “Business” section of our most recent Annual Report on Form 10-K and under the caption “Potential Factors Affecting Future Operating Results” in

the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our subsequent Quarterly Reports on Form 10-Q, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our filings under the Exchange Act, as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

We may seek to raise additional funds, and additional funding may be dilutive to stockholders or impose operational restrictions.

Our ability to execute our business strategy depends on our access to an appropriate mix of equity financing, including common and preferred stock, and debt financing, including unsecured lines of credit and other forms of secured and unsecured debt. Any additional equity financing may be dilutive to our existing stockholders, and any additional equity securities may have rights, preferences and privileges senior to those of the holders of our Common Stock. Debt financing may involve restrictive covenants, which may limit our operating flexibility with respect to certain business matters.

Increases in U.S. state and local taxes could adversely affect our cash available for distribution.

Many U.S. states and localities are considering an increase in their income and/or real property tax rates (or increases in the assessments of real property) to cover revenue shortfalls they are currently facing. We are subject to state and local income taxation in various jurisdictions in which we transact business and own property. Increases in income and/or property taxes in those jurisdictions could adversely affect our cash available for distribution to stockholders.

We are subject to general real estate risks and the value of our real estate assets may fluctuate.

Our primary assets are real estate and, in particular, multifamily residential properties, which are subject to a variety of risks. The yields available from the equity and mortgage investments in real estate depend on the amount of income generated and expenses incurred from the operations of such properties. If the properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, our cash flow and ability to make distributions will be adversely affected. The performance of the economy in each of the areas in which the properties are located affects occupancy, market rental rates, expenses and property values.

The market value of our properties fluctuates due to a variety of factors. In our financial statements the reported asset value of a property, before depreciation, is generally the same as its original acquisition cost to us. If a property’s value falls below such cost basis, we may in certain circumstances reduce the reported asset value of such property in our financial statements. Decreases in a property’s value and income will, in turn, tend to reduce our income and funds from operations, as a whole, and may lead to decreases in the trading price of our common stock.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The following sets forth the high and low sale prices of our Common Stock for the periods indicated as reported by the NYSE and the dividends paid by us with respect to each period shown below.

	Price Range of Common Stock
	High	Low	Dividends Paid Per Share

Fiscal year ended December 31, 2001:
First Quarter	$55.94	$46.96	$0.70
Second Quarter	$50.97	$42.28	$0.70
Third Quarter	$54.67	$47.00	$0.70
Fourth Quarter	$51.05	$45.50	$0.70

Fiscal year ended December 31, 2002:
First Quarter	$53.97	$46.00	$0.77
Second Quarter	$56.08	$49.76	$0.77
Third Quarter	$54.75	$43.65	$0.77
Fourth Quarter	$52.15	$44.72	$0.77

Fiscal year ended December 31, 2003:
First Quarter	$54.90	$49.00	$0.78
Second Quarter	$59.40	$52.20	$0.78
Third Quarter (through September 30, 2003)	$64.98	$56.67	$0.78	(1)

(1)	Dividends for the third quarter of 2003 have been declared but not yet paid. See “Recent Developments”.

On September 30, 2003, the last reported sale price of our common stock on the NYSE was $62.71 per share.

Future dividends by the Company will be at the discretion of the Board of Directors and will depend on our actual funds from operations, our financial condition, capital requirements, the annual dividend requirements under the REIT provisions of the Internal Revenue Code, applicable legal restrictions and such other factors as the Board of Directors deems relevant. There are currently no contractual restrictions on our present or future ability to pay dividends.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of shares in this offering will be approximately $96,772,000 after deducting the underwriting discount and estimated expenses, or approximately  $111,332,800 if the underwriter’s over-allotment option is exercised in full. We expect to use the net proceeds from this offering for the funding of the pending acquisitions described above in “Recent Developments,” which are anticipated to have an aggregate consideration payable to sellers of approximately $95.6 million. These pending acquisitions are subject to various conditions, including the completion of our due diligence, and there can be no assurance that they will ultimately be completed. In the event that such acquisitions are not completed, we will use the net proceeds from this offering for the repayment of debt, and the acquisition of other multifamily communities and development activities.

Pending such uses, we may reduce outstanding indebtedness under our $185 million line of credit facility and/or under our $30 million line of credit facility or invest in short-term interest-bearing instruments. Our $185 million line of credit facility matures in May 2004 and, at September 30, 2003, bore interest at a rate of approximately 2.5% per annum. Our $30 million line of credit facility matures in December 2003 and, at September 30, 2003, bore interest at a rate of approximately 2.5% per annum.

Bank of America, N.A., an affiliate of the underwriter, is a lender under our $185 million line of credit facility. To the extent that we use net proceeds from this offering to reduce outstanding indebtedness under this line of credit facility, this lender will receive its proportionate share of any repayment. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section supplements the discussion under the caption “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion describes the material U.S. federal income tax considerations relating to the ownership and disposition of Common Stock. Because this is a summary that is intended to address only U.S. federal income tax consequences generally relevant to all stockholders relating to the ownership and disposition of Common Stock, it may not contain all the information that may be important to you. This discussion does not address any aspects of U.S. federal income taxation relating to our election to be taxed as a real estate investment trust, or REIT. A summary of certain U.S. federal income tax considerations relating to our election to be taxed as REIT is provided in the accompanying prospectus.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of the acquisition, ownership, and disposition of Common Stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition, and election, and regarding potential changes in applicable tax laws.

Tax Consequences of an Investment in Common Stock

The following summary describes the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of Common Stock as of the date hereof. Except where noted, this summary deals only with Common Stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, life insurance companies, or persons holding Common Stock as part of a hedging or conversion transaction or a straddle. Furthermore, the discussion below is based upon the current U.S. federal income tax laws and interpretations thereof as of the date hereof. Such authorities may be repealed, revoked, or modified, potentially retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following summary does not consider the effect of any applicable foreign, state, local, or other tax laws or estate or gift tax considerations.

If an entity treated as a partnership for U.S. federal income tax purposes holds Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Common Stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of Common Stock.

As used herein, a “U.S. holder” of Common Stock means a holder that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States,

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person.

Taxation of Taxable U.S. Holders

In General.    As long as we qualify as a REIT, distributions made to our taxable U.S. holders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. holders as ordinary income. U.S. holders that are corporations will not be entitled to a dividends received deduction. See “New Legislation” below for a discussion of the application of new preferential tax rates to certain dividends paid by us to a noncorporate U.S. holder.

To the extent we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the U.S. holder, reducing the tax basis of a U.S. holder’s Common Stock by the amount of such distribution (but not below zero), with distributions in excess of the U.S. holder’s tax basis treated as proceeds from a sale of Common Stock, the tax treatment of which is described below. Distributions will generally be taxable, if at all, in the year of the distribution. However, any dividend declared by us in October, November or December of any year and payable to a U.S. holder who held Common Stock on a specified record date in any such month shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year.

In general, distributions which are designated by us as capital gain dividends will be taxable to U.S. holders as gain from the sale of assets held for greater than one year, or “long-term capital gain.” That treatment will apply regardless of the period for which a U.S. holder has held the Common Stock upon which the capital gain dividend is paid. However, corporate U.S. holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Noncorporate taxpayers are generally taxable at a maximum rate of 15% on long-term capital gain attributable to sales or exchanges occurring on or after May 6, 2003. However, a portion of any capital gain dividends received by noncorporate taxpayers might be subject to tax at a 25% rate to the extent attributable to gains realized on the sale of real property that correspond to our “unrecaptured Section 1250 gain.”

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. In such event, we would pay tax on such retained net long-term capital gains. In addition, to the extent designated by us, a U.S. holder generally would (1) include his proportionate share of such undistributed long-term capital gains in computing his long-term capital gains for his taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in such U.S. holder’s long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid by the U.S. holder, (4) increase the adjusted basis of his common stock by the difference between the amount of such includable gains and the tax deemed to have been paid by him, and (5) in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations (which have not yet been issued).

Distributions made by us and gain arising from the sale or exchange by a U.S. holder of Common Stock will not be treated as passive activity income, and as a result, U.S. holders generally will not be able to apply any “passive losses” against this income or gain. U.S. holders may not include in their individual income tax returns any of our net operating losses or capital losses.

Disposition of Stock.    Upon any taxable sale or other disposition of Common Stock, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the U.S. holder’s adjusted basis in the Common Stock for tax purposes.

This gain or loss will be a capital gain or loss, and any gain will be long-term capital gain if the Common Stock has been held for more than one year at the time of the disposition. Noncorporate U.S. holders are generally taxable at a maximum rate of 15% on long-term capital gain. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25%

(which is generally higher than the long-term capital gain tax rates for noncorporate U.S. holders) to a portion of capital gain realized by a noncorporate U.S. holder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. holders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. holder will be subject to tax at a maximum rate of 35% on capital gain from the sale of Common Stock regardless of its holding period for the stock.

In general, any loss upon a sale or exchange of Common Stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (actually made or deemed made in accordance with the discussion above) from us required to be treated by such U.S. holder as long-term capital gain.

Information Reporting and Backup Withholding.    Payments of dividends on Common Stock and proceeds received upon the sale, redemption or other disposition of our stock may be subject to Internal Revenue Service information reporting and backup withholding tax. Payments to certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to a non-corporate U.S. holder generally will be subject to information reporting. Such payments also generally will be subject to backup withholding tax if such holder:

•	fails to furnish its taxpayer identification number, which for an individual is ordinarily his or her social security number,

•	furnishes an incorrect taxpayer identification number,

•	is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends, or

•	fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified the U.S. holder that it is subject to backup withholding.

A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the U.S. holder’s U.S. federal income tax liability, if any, and otherwise will be refundable, provided that the requisite procedures are followed.

You should consult your tax advisor regarding your qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable.

Taxation of Tax-Exempt U.S. Holders

Based upon a published ruling by the Internal Revenue Service, a distribution by us to, and gain upon a disposition of Common Stock by, a U.S. holder that is a tax-exempt entity will not constitute “unrelated business taxable income,” or “UBTI,” provided that the tax-exempt entity has not financed the acquisition of its Common Stock with “acquisition indebtedness” within the meaning of the Internal Revenue Code and the stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. However, for tax-exempt U.S. holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt U.S. holders should consult their own tax advisers concerning these “set aside” and reserve requirements.

Notwithstanding the preceding paragraph, however, a portion of the dividends paid by us may be treated as UBTI to certain domestic private pension trusts if we are treated as a “pension-held REIT.” We believe that we are not, and we do not expect to become, a “pension-held REIT.” If we were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that held more than 10% of our stock.

Taxation of Non-U.S. Holders

The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of Common Stock applicable to non-U.S. holders of such stock. A “non-U.S. holder” is any person that is not a U.S. holder. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Distributions from the Company.

1.    Ordinary Dividends. The portion of dividends received by non-U.S. holders payable out of our current and accumulated earnings and profits which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, non-U.S. holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Common Stock. In cases where the dividend income from a non-U.S. holder’s investment in Common Stock is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. holders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder).

2.    Non-Dividend Distributions. Unless our stock constitutes a USRPI (as defined below), distributions by us which are not paid out of our current and accumulated earnings and profits will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. As discussed further below, we therefore expect to withhold U.S. income tax from all distributions of ordinary income, except in the case of a non-U.S. holder who provides us with one of the certifications described in the following paragraph. However, the non-U.S. holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. If our Common Stock constitutes a USRPI, a distribution in excess of current and accumulated earnings and profits will be subject to 10% withholding tax and may be subject to additional taxation under FIRPTA (as defined below). However, the 10% withholding tax will not apply to distributions already subject to the 30% dividend withholding.

We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a non-U.S. holder unless (1) a lower treaty rate applies and proper certification is provided or (2) the non-U.S. holder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder). However, the non-U.S. holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

3.    Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, a distribution made by us to a non-U.S. holder, to the extent attributable to gains (“USRPI Capital Gains”) from dispositions of United States Real Property Interests, or USRPIs, will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and therefore will be subject to U.S. income tax at the rates applicable to U.S. holders, without regard to whether such distribution is designated as a capital gain dividend.

(The properties owned by the Operating Partnership generally are USRPIs.) Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a corporate non-U.S. holder that is not entitled to treaty exemption.

Distributions attributable to our capital gains which are not USRPI Capital Gains generally will not be subject to income taxation, unless (1) investment in the Common Stock is effectively connected with the non-U.S. holder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain (except that a corporate non-U.S. holder may also be subject to the 30% branch profits tax), or (2) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

We will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. holders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability.

Disposition of Stock.    Unless our Common Stock constitutes a USRPI, a sale of such stock by a non-U.S. holder generally will not be subject to U.S. taxation unless (1) the investment in the Common Stock is effectively connected with the non-U.S. holder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), or (2) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present.

The Common Stock will not constitute a USRPI if we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe that we are, and we expect to continue to be, a domestically controlled REIT, and therefore that the sale of Common Stock will not be subject to taxation under FIRPTA. Because our stock will be publicly traded, however, no assurance can be given that we will continue to be a domestically controlled REIT.

Even if we do not constitute a domestically controlled REIT, a non-U.S. holder’s sale of Common Stock generally will not be subject to tax under FIRPTA as a sale of a USRPI provided that (1) the Common Stock is considered to be “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market and (2) the selling non-U.S. holder held (taking into account constructive ownership rules) 5% or less of our outstanding stock at all times during a specified testing period.

If gain on the sale of Common Stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, the purchaser of the Common Stock could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Information Reporting and Backup Withholding.    Backup withholding will apply to dividend payments made to a non-U.S. holder of Common Stock unless the holder has certified that it is not a U.S. holder and the payor has no actual knowledge that the owner is not a non-U.S. holder. Information reporting generally will apply with respect to dividend payments even if certification is provided.

Payment of the proceeds from a disposition of our stock by a non-U.S. holder made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is not a U.S. holder or otherwise establishes an exemption. Generally, Internal Revenue Service information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker-dealer. If the proceeds from a disposition of our stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a person 50% or more of whose gross income from all sources for a specified three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the United States, then backup withholding and information reporting generally will apply unless the non-U.S. holder satisfies certification requirements regarding its status as a non-U.S. holder and the broker-dealer has no actual knowledge that the owner is not a non-U.S. holder.

A non-U.S. holder should consult its tax advisor regarding application of withholding and backup withholding in its particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

Other Tax Considerations

New Legislation.    Legislation was recently enacted that, in the case of noncorporate taxpayers, generally reduces the maximum long-term capital gains tax rate from 20% to 15% (for sales or exchanges on or after  May 6, 2003, through taxable years beginning before January 1, 2009) and reduces the maximum tax rate on most dividends from 38.6% to 15% (for taxable years beginning after December 31, 2002 and before January 1, 2009). The recent legislation also reduces the maximum tax rate imposed on noncorporate taxpayers’ ordinary income from 38.6% to 35%.

In general, dividends paid by REITs are not eligible for the new 15% tax rate on dividends. However, the 15% tax rate for long-term capital gains and dividends will generally apply to:

•	long-term capital gains, if any, recognized on the disposition of our Common Stock;

•	our distributions designated as long-term capital gain dividends attributable to sales or exchanges on or after May 6, 2003 (except to the extent attributable to “unrecaptured Section 1250 gain,” which continues to be subject to a 25% tax rate);

•	our dividends attributable to dividends received by us after December 31, 2002 from taxable corporations (such as taxable REIT subsidiaries); and

•	our dividends to the extent attributable to income that was subject to tax at the REIT level (for example, if we distributed less than 100% of our taxable income).

Although the new legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors other than corporations to consider stocks of other dividend-paying corporations to be more attractive relative to stocks of REITs. It is not possible to predict whether this change in perceived relative value will occur, or what the effect will be on the market price of our stock.

Dividend Reinvestment Program.    Stockholders participating in our dividend reinvestment program are treated as having received the gross amount of any cash distributions which would have been paid by us to such stockholders had they not elected to participate in the program. These distributions will retain the character and tax effect applicable to distributions from us generally. Participants in the dividend reinvestment program are subject to U.S. federal income and withholding tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of our stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the distribution).

Possible Legislative or Other Actions Affecting Tax Considerations.    Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

In particular, legislation recently was introduced in the United States House of Representatives and Senate that would amend certain rules relating to REITs. Among other changes, the proposed legislation would provide the Internal Revenue Service with the ability to impose monetary penalties, rather than a loss of REIT status, for reasonable cause violations of certain tests relating to REIT qualification. The proposed legislation also would change the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described in the prospectus under “Requirements for Qualification – Gross Income Tests.” In general, the changes would apply to taxable years beginning after the date the legislation is enacted. As of the date of this prospectus supplement, it is not possible to predict whether the proposed legislation will be enacted in its current form or at all.

State and Local Taxes.    We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the U.S. federal income tax consequences discussed above. Prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in Common Stock.

DESCRIPTION OF CAPITAL STOCK

For a general description of the Company’s capital stock, see “Description of Capital Stock,” and “Description of Preferred Stock” in the accompanying Prospectus. The description of the Company’s capital stock in the accompanying Prospectus and of certain provisions of Maryland law do not purport to be complete and are subject to and qualified in their entirety by reference to the Company’s Charter and Bylaws and Maryland law. Copies of such documents have been filed with the Securities and Exchange Commission. See “Where You Can Find More Information” in the accompanying Prospectus.

On September 23, 2003, we completed the sale of 1,000,000 shares of our Series F Preferred Stock at a price of $24.664 per share. The Series F Preferred Stock will pay quarterly distributions at a rate of 7.8125% per year and will be redeemable at our election on or after September 23, 2008. For a further description of our Series F Preferred Stock, see the description contained in our Registration Statement on Form 8-A filed with the SEC on September 19, 2003 and our Current Reports on Form 8-K, filed with the SEC on September 19, 2003 and September 24, 2003, all of which are incorporated by reference in this prospectus supplement.

UNDERWRITING

We are offering the shares of Common Stock described in this prospectus supplement through Banc of America Securities LLC. Subject to the terms and conditions of an underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, all of the shares of Common Stock in this offering.

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriter must buy all of the shares if it buys any of them. The underwriter will sell the shares to the public when and if the underwriter buys the shares from us.

The underwriter initially will offer the shares to the public at the price specified on the cover page of this prospectus supplement. If all the shares are not sold at the public offering price, the underwriter may change the offering price and the other selling terms. The Common Stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the Common Stock by the underwriter; and

•	the underwriter’s right to reject orders in whole or in part.

Over-Allotment Option

We have granted the underwriter an option to buy up to 240,000 additional shares of Common Stock at the same price per share as it is paying for the shares listed on the cover of this prospectus supplement. These additional shares would cover sales of shares by the underwriter which exceed the number of shares specified on the cover of this prospectus supplement. The underwriter may exercise this option at any time within 30 days after the date of this prospectus supplement. If purchased, the additional shares will be sold by the underwriter on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

Discounts and Commissions

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by us. These amounts are shown assuming no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Paid by Essex Property Trust, Inc.
	No exercise	Full exercise
Per Share	$0.58	$0.58

Total	$928,000	$1,067,200

We estimate that the total expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $300,000.

Stock Market Listing

Our Common Stock is listed on the New York Stock Exchange under the symbol “ESS.”

Stabilization

In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our Common Stock, including:

•	stabilizing transactions;

•	short sales; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Common Stock while this offering is in progress. Stabilizing transactions may include making short sales of our Common Stock, which involves the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriter may close out any covered short position by either exercising its over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriter creates a naked short position, it will purchase shares in the open market to cover the position.

These activities by the underwriter may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of our Common Stock. As a result of these activities, the price of our Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriter may carry out these transactions on the New York Stock Exchange, in the over-the-counter-market or otherwise.

Lock-up Agreements

We, our executive officers and certain of our directors have entered into lock-up agreements with the underwriter. Under those agreements, subject to exceptions, we may not issue any new shares of Common Stock, and those holders of Common Stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any Common Stock or securities convertible or exchangeable for shares of Common Stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 90 days from the date of this prospectus supplement. This consent may be given at any time without public notice.

Indemnification

We will indemnify the underwriter against some liabilities, including liabilities under the Securities Act of 1933. If we are unable to provide this indemnification, we will contribute to payments the underwriter may be required to make in respect of those liabilities.

Conflicts/Affiliates

The underwriter and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may in the future receive, customary fees. An affiliate of the underwriter holds less than 1% of our outstanding shares of common stock. In addition, Bank of America, N.A., an affiliate of the underwriter, is a lender under one of our unsecured credit facilities. To the extent that we use net proceeds of this offering to reduce outstanding indebtedness under the revolving credit facility, such lender will receive its proportionate share of the repayment. See “Use of Proceeds.”

LEGAL MATTERS

Morrison & Foerster LLP will pass upon certain legal matters relating to our issuance and sale of the common stock. Davis Polk & Wardwell, Menlo Park, California, will pass upon certain legal matters with respect to the common stock for the underwriter.

EXPERTS

The consolidated financial statements and schedules of Essex Property Trust, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

ESSEX PROPERTY TRUST, INC.

$342,119,250

PREFERRED STOCK

COMMON STOCK

WARRANTS

$250,000,000

GUARANTEES

ESSEX PORTFOLIO, L.P. DEBT SECURITIES

Essex Property Trust, Inc. ( “Essex” or the “Company”) may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.0001 per share (the “Common Stock”), (ii) warrants to purchase Common Stock (the “Warrants”) and (iii) shares of its preferred stock, par value $0.0001 per share (the “Preferred Stock”), in amounts, at prices and on terms to be determined at the time of offering, with an aggregate public offering price of up to $342,119,250.

Essex Portfolio L.P. (the “Operating Partnership”) may from time to time offer in one or more series unsecured non-convertible investment grade securities, which may be either senior debt securities (“Senior Securities”) or subordinated debt securities (“Subordinated Securities” and, together with the Senior Securities, the “Debt Securities”), with an aggregate offering price of up to $250,000,000, in amounts, at prices and on terms to be determined at the time of the offering, guaranteed by Essex through unconditional guarantees (the “Guarantees”) of Debt Securities.

The Common Stock, Warrants, Preferred Stock, Debt Securities and Guarantees (collectively, the “Offered Securities”) may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus (each a “Prospectus Supplement”).

The general terms of the Offered Securities in respect to which this prospectus is being delivered are set forth herein. Specific terms of the Offered Securities will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, the specific title and stated value and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price, (iii) in the case of Warrants, the duration, offering price, exercise price and detachability; and (iv) in the case of Debt Securities the specific title, aggregate principal amount, currency, form (which may be registered, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of Essex as a real estate investment trust (“REIT”) for United States federal income tax purposes. To ensure that Essex maintains its qualification as a REIT, the charter of Essex provides that no person, with certain exceptions, may own more than 6.0% of the value of the outstanding capital stock of Essex including any shares of Common Stock or Preferred Stock offered hereby. See “Description of Capital Stock—Restrictions on Transfer.”

The applicable Prospectus Supplement also will contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

The Offered Securities may be offered directly, through agents designated from time to time by Essex, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See “Plan of Distribution.” No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

        INVESTING IN OUR OFFERED SECURITIES INVOLVES CERTAIN RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2003.

Neither Essex Property Trust, Inc. nor Essex Portfolio, L.P. have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a Registration Statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement contains additional information about us. You may inspect the Registration Statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

—	Essex’s Annual Report on Form 10-K for the year ended December 31, 2002;

—	the Operating Partnership’s Annual Report on Form 10-K for the year ended December 31, 2002;

—	Essex’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003;

—	the Operating Partnership’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003 and June 30, 2003;

—	Essex’s Current Report on Form 8-K filed on June 2, 2003;

—	the description of Essex’s common stock contained in a Registration Statement on Form 8-A filed with the SEC on May 27, 1994;

—	the description of Essex’s preferred stock purchase rights contained in a Registration Statement on Form 8-A filed with the SEC on November 12, 1998; and

—	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than current reports furnished under Item 9 of Form 8-K) after the date of this prospectus and prior to the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Essex Property Trust, Inc., 925 East Meadow Drive, Palo Alto, California 94303, Attention: Secretary (650) 494-3700).

Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to “Essex” mean Essex Property Trust, Inc. and all references to the “Operating Partnership” mean Essex Portfolio, L.P. Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to “we,” “us,” or “our” mean Essex and its subsidiaries, including the Operating Partnership and its subsidiaries. When we refer to Essex’s “Charter” we mean Essex’s articles of incorporation, as amended and supplemented from time to time.

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FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and are subject to the “safe harbor” provisions created by these statutes. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements which include statements about our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operation results, revenues and earnings, reflect only management’s current expectations and are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading “Risk Factors” in this prospectus, or in the documents incorporated by reference in this prospectus, that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

All forward-looking statements included or incorporated by reference in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement or statements. It is important to note that such forward-looking statements are subject to risks and uncertainties and that our actual results could differ materially from those in such forward-looking statements. The foregoing factors, as well as those under the heading “Risk Factors” in this prospectus and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that we file with the SEC from time to time, among others, in some cases have affected, and in the future could affect, our actual operating results and could cause our actual consolidated operating results to differ materially from those expressed in any forward-looking statement made by us. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus.

ESSEX AND THE OPERATING PARTNERSHIP

Essex Property Trust, Inc. (“Essex” or the “Company”) is a self-administered and self-managed equity real estate investment trust (“REIT”) engaged in the ownership, acquisition, development and management of multifamily apartment communities. As of August 1, 2003, our multifamily portfolio consisted of ownership interests in 117 properties (comprising 25,095 apartment units), of which 14,780 units are located in Southern California (Los Angeles, Ventura, Orange and San Diego counties), 4,293 units are located in Northern California (the San Francisco Bay Area), 5,444 of which are located in the Pacific Northwest (4,073 units in the Seattle metropolitan area and 1,371 units in the Portland, Oregon metropolitan area), and 578 are located in other areas (302 units in Houston, Texas and 276 units in Hemet, California). In addition, as of August 1, 2003, we owned other real estate assets consisting of five recreational vehicle parks (comprising 1,717 spaces), four office buildings (totaling approximately 63,540 square feet) and two manufactured housing communities (containing 607 sites), (collectively together with Essex’s multifamily residential properties, the “Properties”). One of the office buildings located in Northern California (Palo Alto) has approximately 17,400 square and houses our headquarters and another office building located in Southern California (Woodland Hills) has approximately 38,940 square feet, of which we currently occupy approximately 8,600 square feet. The Woodland Hills office building has ten third-party tenants occupying approximately 27,300 feet. As of August 1, 2003, Essex, along with its affiliated entities and joint ventures, also have entered into commitments for the development of 1,368 units in six multifamily communities; three of which are in Northern California and three in Southern California.

Essex was incorporated in the state of Maryland in March 1994. On June 13, 1994, Essex commenced operations with the completion of an initial public offering (“the Offering”) in which Essex issued 6,275,000 shares of common stock at $19.50 per share.

Essex Portfolio, L.P. (the “Operating Partnership”) was formed in March 1994 and commenced operations on June 13, 1994, when Essex, the general partner of the Operating Partnership, completed its Offering.

Essex conducts substantially all of its activities through the Operating Partnership. Essex currently owns an approximate 90% general partnership interest and members of Essex’s Board of Directors, senior management and certain outside investors own limited partnership interests of approximately 10% in the Operating Partnership. As the sole general partner of the Operating Partnership, Essex has control over the management of the Operating Partnership and over each of the properties.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, we intend to use the net proceeds of any sale of Offered Securities for general corporate purposes and to invest in the Operating Partnership. Unless otherwise indicated in the applicable Prospectus Supplement, the Operating Partnership intends to use any net proceeds to fund the acquisition and development of multi-family residential properties and repay indebtedness. Net proceeds from the sale of the Offered Securities initially may be temporarily invested in short-term securities.

RATIO OF EARNINGS TO FIXED CHARGES

Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands, except ratios)

	Three Months Ended March 31 2003	Years Ended December 31
		2002	2001	2000	1999	1998
Earnings:
Income from continuing operations	$10,231	$44,588	$47,912	$43,914	$43,228	$30,507
Gain on sales of real estate	—	—	(3,788)	(4,022)	(9,524)	(9)
Minority interests	5,897	24,130	24,322	23,686	17,775	9,493
Interest expense	10,799	35,012	38,746	30,044	20,970	19,107
Amortization of deferred financing costs	174	605	657	639	566	718

Total earnings	$27,101	$104,335	$107,849	$94,261	$73,015	$59,816

Fixed charges:
Interest expense	$10,799	$35,012	$38,746	$30,044	$20,970	$19,107
Amortization of deferred financing costs	174	605	657	639	566	718
Capitalized interest	902	6,139	3,917	2,906	5,172	3,494

Subtotal	11,875	41,756	43,320	33,589	26,708	23,319

Convertible preferred stock dividends	—	—	—	246	1,333	3,500
Perpetual preferred unit distributions	4,580	18,319	18,319	18,319	12,238	5,595

Total fixed charges and preferred stock dividends	$16,455	$60,075	$61,639	$52,154	$40,279	$32,414

Ratio of earnings to fixed charges (excluding preferred stock dividends)	2.28X	2.50X	2.49X	2.81X	2.73X	2.57X

Ratio of earnings to combined fixed charges and preferred dividends	1.65X	1.74X	1.75X	1.81 X	1.81X	1.85X

RISK FACTORS

Our operations involve various risks that could have adverse consequences to us. These risks include, among others, the following:

Debt Financing

At March 31, 2003, we had approximately $811,896,000 of indebtedness (including $213,369,000 of variable rate indebtedness, of which $60,369,000 is capped at interest rates ranging from 7.1% to 7.3%).

We are subject to the risks normally associated with debt financing, including the following:

•	cash flow may not be sufficient to meet required payments of principal and interest;

•	inability to refinance existing indebtedness on encumbered properties; and

•	the terms of any refinancing may not be as favorable as the terms of existing indebtedness.

Uncertainty of Ability to Refinance Balloon Payments

At March 31, 2003, we had an aggregate of approximately $812 million of mortgage debt and line of credit borrowings, some of which are subject to balloon payments of principal. We do not expect to have sufficient cash flows from operations to make all of such balloon payments when due under these mortgages and the line of credit borrowings.

At March 31, 2003, these mortgages and lines of credit borrowings had the following scheduled maturity dates:

2003—$35.2 million (includes lines of credit balance of $30 million as of March 31, 2003);

2004—$130.1 million (includes lines of credit balance of $123 million as of March 31, 2003);

2005—$41.0 million;

2006—$20.4 million;

2007—$63.1 million;

2008 and thereafter—$522.1 million.

We may not be able to refinance such mortgage indebtedness or lines of credit. The properties subject to these mortgages could be foreclosed upon or otherwise transferred to the mortgagee. This could cause us to lose income and asset value. Alternatively, we may be required to refinance the debt at higher interest rates. If we are unable to make such payments when due, a mortgage lender could foreclose on the property securing the mortgage, which could have a material adverse effect on our financial condition and results of operations.

Economic Environment and Impact on Operating Results

Both the national economy and the economies of the western states in which we own, manage and develop properties, some of which are concentrated in high-tech sectors, have been and may continue to be in a recession. The impact of such recession on our operating results can include, and are not limited to, reduction in rental rates, occupancy levels, property valuations and increases in operating costs such as advertising, turnover and repair and maintenance expense.

Our property type and diverse geographic locations provide some degree of risk moderation but we are not immune to a prolonged down cycle in the real estate markets in which we operate. Although we believe we are well positioned to meet the challenges ahead, it is possible that further reductions in occupancy and market rental rates will result in reduction of rental revenues, operating income, cash flows, and the market value of our shares. Prolonged recession could also affect our ability to obtain financing at acceptable rates on interest and to access funds from the disposition of properties at acceptable prices.

Risk of Rising Interest Rates

At March 31, 2003, we had approximately $60,369,000 of long-term variable rate indebtedness bearing interest at a floating rate tied to the rate of short-term tax-exempt revenue bonds (which matures at various dates from 2020 through 2026), and $153,000,000 of variable rate indebtedness under our lines of credit bearing interest at 1.10% over LIBOR. The long-term variable rate indebtedness of approximately $60,369,000 is subject to an interest rate protection agreement, which may reduce the risks associated with fluctuations in interest rates. The remaining $153,000,000 of long-term variable rate indebtedness is not subject to any interest rate protection agreement, and consequently, an increase in interest rates may have an adverse effect on our net income and results of operations.

Current interest rates are at historic lows and potentially could increase rapidly to levels more in line with recent historic levels. The immediate effect of significant and rapid interest rate increases would result in higher interest expense in our variable rate indebtedness. The effect of prolonged interest rate increases could negatively impact our ability to make acquisitions and develop properties at economic returns on investment and our ability to refinance existing borrowings at acceptable rates.

Risk of Losses on Interest Rate Hedging Arrangements

We have, from time to time, entered into agreements to reduce the risks associated with increases in interest rates, and may continue to do so. Although these agreements may partially protect against rising interest rates, these agreements also may reduce the benefits to us when interest rates decline. We cannot assure you that we can refinance any such hedging arrangements or that we will be able to enter into other hedging arrangements to replace existing ones if interest rates decline. Furthermore, interest rate movements during the term of interest rate hedging arrangements may result in a gain or loss on our investment in the hedging arrangement. In addition, if a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may subject us to increased credit risks. In order to minimize counterparty credit risk, our policy is to enter into hedging arrangements only with large financial institutions.

Acquisition Activities: Risks that Acquisitions Will Fail to Meet Expectations

We intend to continue to acquire multifamily residential properties. There are risks that acquired properties will fail to perform as expected. Estimates of future income, expenses and the costs of improvements necessary to allow us to market an acquired property as originally intended may prove to be inaccurate. In addition, we expect to finance future acquisitions, in whole or in part, under various forms of secured or unsecured financing or through the issuance of partnership units by the Operating Partnership or additional equity by Essex. The use of equity financing, rather than debt, for future developments or acquisitions could dilute the interest of Essex’s existing stockholders. If we finance new acquisitions under existing lines of credit, there is a risk that, unless we obtain substitute financing, Essex may not be able to secure further lines of credit for new development or such lines of credit may be available only on disadvantageous terms.

Also, we may not be able to refinance our existing lines of credit upon maturity, or the terms of such refinancing may not be as favorable as the terms of the existing indebtedness. Further, acquisitions of properties are subject to the general risks associated with real estate investments. For further information regarding these risks, please see “Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks.”

On December 17, 2002, we completed the acquisition of John M. Sachs, Inc., a real estate company pursuant to which we acquired a real estate portfolio, consisting primarily of apartment communities located in San Diego County, California. The assets in this transaction were valued at approximately $301 million. This is our largest real estate portfolio acquisition to date. The integration of these properties into Essex has placed a burden on our management team and infrastructure. These properties may not perform as expected. In addition, as this transaction was structured as a merger, there is the risk that we assumed unknown liabilities, which might adversely affect our results of operations.

Risks that Development Activities Will Be Delayed, not Completed, and/or Fail to Achieve Expected Results

We pursue multifamily residential property development projects from time to time. Development projects generally require various governmental and other approvals, which we cannot assure you that we will receive. Our development activities generally entail certain risks, including the following:

•	funds may be expended and management’s time devoted to projects that may not be completed;

•	construction costs of a project may exceed original estimates possibly making the project economically unfeasible;

•	development projects may be delayed due to, among other things, adverse weather conditions;

•	occupancy rates and rents at a completed project may be less than anticipated; and

•	expenses at a completed development may be higher than anticipated.

These risks may reduce the funds available for distribution to Essex’s stockholders. Further, the development of properties is also subject to the general risks associated with real estate investments. For further information regarding these risks, please see “Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks.”

The Geographic Concentration of the Properties and Fluctuations in Local Markets May Adversely Impact Our Financial Conditions and Results from Operations

We derived significant amounts of rental revenues for the year ended December 31, 2002 and the three months ended March 31, 2003 from properties concentrated in Northern California (the San Francisco Bay Area), Southern California (Los Angeles, Ventura, Orange and San Diego counties), and the Pacific Northwest (the Seattle, Washington and Portland, Oregon metropolitan areas). As of March 31, 2003, of our 113 ownership interests in multifamily residential properties, 85 are located in California. As a result of this geographic concentration, if a local property market performs poorly, the income from the properties in that market could decrease. As a result of such a decrease in income, we may be unable to pay expected dividends to our stockholders. The performance of the economy in each of these areas affects occupancy, market rental rates and expenses and, consequently impacts the income generated from the properties and their underlying values. The financial results of major local employers also may impact the cash flow and value of certain of the properties. Economic downturns in the local markets in which we own properties could have a negative impact on our financial condition and results from operations.

Competition in the Multifamily Residential Market May Adversely Affect Operations and the Rental Demand For Our Properties

There are numerous housing alternatives that compete with the multifamily properties in attracting residents. These include other multifamily rental apartments and single-family homes that are available for rent in the markets in which the properties are located. The properties also compete for residents with new and existing homes and condominiums that are for sale. If the demand for our properties is reduced or if competitors develop and/or acquire competing properties on a more cost-effective basis, rental rates may drop, which may have a material adverse affect on our financial condition and results of operations.

We also face competition from other real estate investment trusts, businesses and other entities in the acquisition, development and operation of properties. Some of the competitors are larger and have greater financial resources than we do. This competition may result in increased costs of properties we acquire and/or develop.

Debt Financing on Properties May Result in Insufficient Cash Flow

Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to provide for additional investments that we could not otherwise make. There is a risk that the cash flow from the properties will be insufficient to meet both debt payment obligations and the distribution requirements of the real estate investment trust provisions of the Internal Revenue Code. We may obtain additional debt financing in the future, through mortgages on some or all of the properties. These mortgages may be recourse, non-recourse, or cross-collateralized. As of March 31, 2003, Essex had 52 properties encumbered by debt. Of the 52 properties, 36 are secured by deeds of trust relating solely to those properties, and with respect to the remaining 16 properties, five cross-collateralized mortgages are secured by 8 properties, 3 properties, 3 properties and 2 properties, respectively. The holders of this indebtedness will have a claim against these properties and to the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties, which are not the primary collateral for their loan. This, in turn, may accelerate other indebtedness secured by properties. Foreclosure of properties would reduce our income and asset value.

Dividend Requirements as a Result Of Preferred Stock May Lead to a Possible Inability to Sustain Dividends

In 1998 and 1999, the Operating Partnership issued $210 million in aggregate of Series B Cumulative Redeemable Preferred Units (the “Series B Preferred Units”), Series C Cumulative Redeemable Preferred Units, (the “Series C Preferred Units”), Series D Cumulative Redeemable Preferred Units (the “Series D Preferred Units”) and Series E Cumulative Redeemable Preferred Units (the “Series E Preferred Units”). The Series B Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units are collectively referred to as the “Preferred Units”.

The terms of Essex’s preferred stock into which each series of Preferred Units are exchangeable provide for certain cumulative preferential cash distributions per each share of preferred stock. These terms also provide that while such preferred stock is outstanding, Essex cannot authorize, declare or pay any distributions on the Common Stock, unless all distributions accumulated on all shares of such preferred stock have been paid in full. The distributions payable on such preferred stock may impair Essex’s ability to pay dividends on its Common Stock.

If Essex wishes to issue any Common Stock in the future (including, upon exercise of stock options), the funds required to continue to pay cash dividends at current levels will be increased. Essex’s ability to pay dividends will depend largely upon the performance of the properties and other properties that may be acquired in the future.

Essex’s ability to pay dividends on its stock is further limited by the Maryland General Corporation Law. Under the Maryland General Corporation Law, Essex may not make a distribution on stock if, after giving effect to such distribution, either:

•	we would not be able to pay its indebtedness as it becomes due in the usual course of business; or

•	our total assets would be less than its total liabilities.

If Essex cannot pay dividends on our stock, Essex’s status as a real estate investment trust may be jeopardized.

Registration and Resale of Shares Pursuant to our Pending Registration Statement May Have an Adverse Effect on the Market Price of the Shares

Pursuant to the acquisition of John M. Sachs, Inc., a real estate company, in December 2002, we issued 2,719,875 shares of common stock, as partial consideration for the acquisition, to the trusts that were the shareholders of that company. In connection with the acquisition, Essex entered into a registration rights agreement with these trusts, pursuant to which in January 2003 we filed a registration statement on Form S-3 in order to enable the resale of these shares of common stock. In an amendment to this registration statement filed in April 2003, we also registered, pursuant to certain registration rights, 50,000 shares of common stock which are issuable to the trusts in connection with certain contractual obligations and 3,743,615 shares of common stock which are issuable upon exchange of limited partnership interests in the Operating Partnership. These limited partnership interests are held by senior members of our management, certain members of our Board of Directors and certain outside investors, or the Operating Partnership holders, and comprise approximately 10% of the limited partnership interests of the Operating Partnership as of March 31, 2003. In addition, the Operating Partnership has invested in certain real estate partnerships. In this registration statement, we also registered, pursuant to certain registration rights, shares of common stock, which are issuable upon redemption of all of the limited partnership interests on such real estate partnerships. The registration and resale of the shares of common stock pursuant to the registration statement may have an adverse effect on the market price of our shares.

Our Chairman is Involved in Other Real Estate Activities and Investments, Which May Lead to Conflicts of Interest

Our Chairman, George M. Marcus, owns interests in various other real estate-related businesses and investments. He is the Chairman of The Marcus & Millichap Company, or MM, which is the holding company for real estate brokerage and services companies. MM has an interest in Pacific Property Company, a company that invests in West Coast multifamily residential properties. In 1999 we sold an office building which Essex previously occupied to MM.

Mr. Marcus has agreed not to divulge any information that may be received by him in his capacity as Chairman of Essex to any of his affiliated companies and that he will absent himself from any and all discussions by the Essex Board of Directors regarding any proposed acquisition and/or development of a multifamily property where it appears that there may be a conflict of interest with any of his affiliated companies. Notwithstanding this agreement, Mr. Marcus and his affiliated entities may potentially compete with us in acquiring and/or developing multifamily properties, which competition may be detrimental to us. In addition, due to such potential competition for real estate investments, Mr. Marcus and his affiliated entities may have a conflict of interest with us, which may be detrimental to the interests of Essex’s stockholders.

The Influence of Executive Officers, Directors and Significant Stockholders May Be Detrimental to Holders of Common Stock

As of June 30, 2003, George M. Marcus, the Chairman of our Board of Directors, wholly or partially owned 1,745,211 shares of common stock (including shares issuable upon exchange of limited partnership interests in the Operating Partnership and certain other partnerships and assuming exercise of all vested options). This represents approximately 7.5% of the outstanding shares of common stock. Mr. Marcus currently does not have majority control over us. However, he currently has, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions. Consequently, his influence could result in decisions that do not reflect the interests of all our stockholders.

Under the partnership agreement of the Operating Partnership, the consent of the holders of limited partnership interests is generally required for any amendment of the agreement and for certain extraordinary actions. Through their ownership of limited partnership interests and their positions with us, our directors and executive officers, including Mr. Marcus and Mr. William A. Millichap, a director of Essex, have substantial influence on us. Consequently, their influence could result in decisions that do not reflect the interests of all stockholders. Further pursuant to our acquisition of John M. Sachs, Inc. in December 2002, we issued, as partial consideration for the acquisition, 2,719,875 shares of our common stock to the trusts that were the shareholders of that company. As a result of this issuance, these trusts own, as of June 30, 2003, in aggregate, approximately 13% of our outstanding common stock. The trusts have common trustees, and pursuant to their ownership interest in Essex, these trusts may have significant influence over us. Such influence could result in decisions that do not reflect the interest of all our stockholders.

The Voting Rights of Preferred Stock May Allow Holders of Preferred Stock to Impede Actions that Otherwise Benefits Holders of Common Stock

In general, the holders of the Preferred Stock into which our Preferred Units are exchangeable do not have any voting rights. However, if full distributions are not made on any outstanding preferred stock for six quarterly distributions periods, the holders of preferred stock who have not received distributions, voting together as a single class, will have the right to elect two additional directors to serve on Essex’s Board of Directors. These voting rights continue until all distributions in arrears and distributions for the current quarterly period on the preferred stock have been paid in full. At that time, the holders of the preferred stock are divested of these voting rights, and the term and office of the directors so elected immediately terminates.

In addition, while any shares of preferred stock (into which the preferred units are exchangeable) are outstanding, Essex:

1.	may not authorize or create any class of series of stock that ranks senior to this preferred stock with respect to the payment of dividends, rights upon liquidation, dissolution or winding-up of our business;

2.	amend, alter or repeal the provisions of Essex’s Charter or Bylaws, that would materially and adversely affect these rights without the consent of the holders of two-thirds of the outstanding shares of each series of preferred stock (as applicable), each voting separately as a single class;

3.	merge or consolidate with another entity; or

4.	transfer substantially all of its assets to any corporation or other entity, without the affirmative vote of the holders of at least two-thirds of each series of preferred stock, each voting separately as a class, unless the transaction meets certain criteria.

These voting rights of the preferred stock may allow holders of preferred stock to impede or veto actions that would otherwise benefit the holders of Essex’s Common Stock.

Maryland Business Combination Law May Not Allow Certain Transactions Between us and Affiliates to Proceed Without Compliance with Such Law

The Maryland General Corporation Law establishes special requirements for “business combinations” between a Maryland corporation and “interested stockholders” unless exemptions are applicable. An interested stockholder is any person who beneficially owns ten percent or more of the voting power of the then-outstanding voting stock.

The law also requires a supermajority stockholder vote for such transactions. This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•	66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

However, as permitted by the statute, the Board of Directors of Essex irrevocably has elected to exempt any business combination by us, George M. Marcus, William A. Millichap, who are the chairman and a director of

Essex, respectively, and MM or any entity owned or controlled by Messrs. Marcus and Millichap and MM. Consequently, the super-majority vote requirement described above will not apply to any business combination between us and Mr. Marcus, Mr. Millichap, or MM. As a result, we may in the future enter into business combinations with Messrs. Marcus and Millichap and MM, without compliance with the super-majority vote requirements and other provisions of the Maryland General Corporation Law.

Anti-Takeover Provisions Contained in the Operating Partnership Agreement, Charter, Bylaws, and Certain Provisions of Maryland Law Could Delay, Defer or Prevent a Change in Control

While Essex is the sole general partner of the Operating Partnership, and generally has full and exclusive responsibility and discretion in the management and control of the Operating Partnership, certain provisions of the Operating Partnership’s partnership agreement place limitations on Essex’s ability to act with respect to the Operating Partnership. Such limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stock or otherwise be in the best interest of the stockholders or that could otherwise adversely affect the interest of Essex’s stockholders. The partnership agreement provides that if the limited partners own at least 5% of the outstanding units of limited partnership interest in the Operating Partnership, Essex cannot, without first obtaining the consent of a majority-in-interest of the limited partners in the Operating Partnership, transfer all or any portion of our general partner interest in the Operating Partnership to another entity. Such limitations on Essex’s ability to act may result in our being precluded from taking action that the Board of Directors believes is in the best interests of Essex’s stockholders. In addition, as of August 1, 2003, two individuals together held more than 50% of the outstanding units of limited partnership interest in the Operating Partnership, allowing such actions to be blocked by a small number of limited partners.

Essex’s Charter authorizes the issuance of additional shares of common stock or preferred stock and the setting of the preferences, rights and other terms of such preferred stock without the approval of the holders of the common stock. We may establish one or more series of preferred stock that could delay, defer or prevent a transaction or a change in control. Such a transaction might involve a premium price for our stock or otherwise be in the best interests of the holders of common stock. Also, such a class of preferred stock could have dividend, voting or other rights that could adversely affect the interest of holders of common stock.

Essex’s Charter, as well as Essex’s stockholder rights plan, also contains other provisions that may delay, defer or prevent a transaction or a change in control that might be in the best interest of Essex’s stockholders. Essex’s stockholder rights plan is designed, among other things, to prevent a person or group from gaining control of us without offering a fair price to all of Essex’s stockholders. Also, the Bylaws may be amended by the Board of Directors to include provisions that would have a similar effect, although Essex presently has no such intention. The Charter contains ownership provisions limiting the transferability and ownership of shares of capital stock, which may have the effect of delaying, deferring or preventing a transaction or a change in control. For example, subject to receiving an exemption from the Board of Directors, potential acquirers may not purchase more than 6% in value of the stock (other than qualified pension trusts, which can acquire 9.9%). This may discourage tender offers that may be attractive to the holders of common stock and limit the opportunity for stockholders to receive a premium for their shares of common stock.

In addition, the Maryland General Corporations Law restricts the voting rights of shares deemed to be “control shares.” Under the Maryland General Corporations Law, “control shares” are those which, when aggregated with any other shares held by the acquirer, entitle the acquirer to exercise voting power within specified ranges. Although the Bylaws exempt Essex from the control share provisions of the Maryland General Corporations Law, the Board of Directors may amend or eliminate the provisions of the Bylaws at any time in the future. Moreover, any such amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the Maryland General Corporations Law not only to control shares which may be acquired in the future, but also to control shares previously acquired. If the provisions of the Bylaws are amended or eliminated, the control share provisions of the Maryland General Corporations Law could delay, defer or prevent a transaction or change in control that might involve a premium price for the stock or otherwise be in the best interests of Essex’s stockholders.

Bond Compliance Requirements May Limit Income From Certain Properties

At March 31, 2003, we had approximately $60.4 million of variable rate tax-exempt financing relating to the Inglenook Court Apartments, Wandering Creek Apartments, Treetops Apartments, Huntington Breakers Apartments, Camarillo Oaks Apartments and Parker Ranch Apartments and $16.1 million of fixed rate tax-exempt financing related to Meadowood Apartments. This tax-exempt financing subjects these properties to certain deed restrictions and restrictive covenants. We expect to engage in tax-exempt financings in the future. In addition, the Internal Revenue Code and rules and regulations thereunder impose various restrictions, conditions and requirements excluding interest on qualified bond obligations from gross income for federal income tax purposes. The Internal Revenue Code also requires that at least 20% of apartment units be made available to residents with gross incomes that do not exceed 50% of the median income for the applicable family size as determined by the Housing and Urban Development Department of the federal government. In addition to federal requirements, certain state and local authorities may impose additional rental restrictions. These restrictions may limit income from the tax-exempt financed properties if we are required to lower rental rates to attract residents who satisfy the median income test. If Essex does not reserve the required number of apartment homes for residents satisfying these income requirements, the tax-exempt status of the bonds may be terminated, the obligations under the bond documents may be accelerated and we may be subject to additional contractual liability.

Adverse Effect To Property Income And Value Due To General Real Estate Investment Risks

Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, cash flow and ability to make distributions to stockholders will be adversely affected. The performance of the economy in each of the areas in which the properties are located affects occupancy, market rental rates and expenses.

Consequently, the income from the properties and their underlying values may be impacted. The financial results of major local employers may have an impact on the cash flow and value of certain of the properties as well.

Income from the properties may be further adversely affected by, among other things, the following factors:

•	the general economic climate;

•	local economic conditions in which the properties are located, such as oversupply of space or a reduction in demand for rental space;

•	the attractiveness of the properties to tenants;

•	competition from other available space;

•	Essex’s ability to provide for adequate maintenance and insurance; and

•	increased operating expenses.

Also, as leases on the properties expire, tenants may enter into new leases on terms that are less favorable to us. Income and real estate values also may be adversely affected by such factors as applicable laws (e.g., the Americans With Disabilities Act of 1990 and tax laws), interest rate levels and the availability and terms of financing. In addition, real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changes in economic or other conditions may be quite limited.

Essex’s Joint Ventures and Joint Ownership of Properties and Partial Interests in Corporations and Limited Partnerships Could Limit Essex’s Ability to Control Such Properties and Partial Interests

Instead of purchasing properties directly, we have invested and may continue to invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, it is possible that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests, or our policies or objectives. Consequently, a co-venturer’s actions might subject property owned by the joint venture to additional risk. Although we seek to maintain sufficient influence of any joint venture to achieve its objectives, we may be unable to take action without our joint venture partners’ approval, or joint venture partners could take actions binding on the joint venture without consent. Additionally, should a joint venture partner become bankrupt, we could become liable for such partner’s share of joint venture liabilities.

From time to time, we, through the Operating Partnership, invest in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of acquiring, developing or managing real property. In certain circumstances, the Operating Partnership’s interest in a particular entity may be less than a majority of the outstanding voting interests of that entity. Therefore, the Operating Partnership’s ability to control the daily operations of such an entity may be limited. Furthermore, the Operating Partnership may not have the power to remove a majority of the board of directors (in the case of a corporation) or the general partner or partners (in the case of a limited partnership) of such an entity in the event that its operations conflict with the Operating Partnership’s objectives. In addition, the Operating Partnership may not be able to dispose of its interests in such an entity. In the event that such an entity becomes insolvent, the Operating Partnership may lose up to its entire investment in and any advances to the entity. In addition, we have and in the future may enter into transactions that could require us to pay the tax liabilities of partners, which contribute assets into joint ventures or the Operating Partnership, in the event that certain taxable events, which are within our control, occur. Although we plan to hold the contributed assets or defer recognition of gain on their sale pursuant to the like-kind exchange rules under Section 1031 of the Internal Revenue Code we can provide no assurance that we will be able to do so and if such tax liabilities were incurred they can expect to have a material impact on our financial position.

Dedicated Investment Activities and Other Factors Specifically Related to Essex Apartment Value Fund, L.P.

In 2001, we organized an investment fund, Essex Apartment Value Fund, L.P., or the Fund, which will be, subject to specific exceptions, our exclusive investment vehicle for new investment until at least 90% of the Fund’s committed capital has been invested or committed for investments, or if earlier, December 31, 2003. We are committed to invest 21.4% of the aggregate capital committed to the Fund. This Fund involves risks to us such as the following: our partners in the Fund might become bankrupt (in which event we might become generally liable for the liabilities of the Fund), have economic or business interests or goals that are inconsistent with our business interests or goals, fail to fund capital commitments as contractually required, or fail to approve decisions regarding the Fund that are in our best interest. We will, however, generally seek to maintain sufficient influence over the Fund to permit it to achieve its business objectives.

Investments In Mortgages And Other Real Estate Securities

We may invest in securities related to real estate, which could adversely affect our ability to make distributions to stockholders. We may purchase securities issued by entities, which own real estate and may also invest in mortgages or unsecured debt obligations. These mortgages may be first, second or third mortgages that may or may not be insured or otherwise guaranteed. In general, investments in mortgages include the following risks:

•	that the value of mortgaged property may be less than the amounts owed, causing realized or unrealized losses;

•	the borrower may not pay indebtedness under the mortgage when due, requiring us to foreclose, and the amount recovered in connection with foreclosure may be less than the amount owed;

•	that interest rates payable on the mortgages may be lower than our cost of funds; and

•	in the case of junior mortgages, that foreclosure of a senior mortgage would eliminate the junior mortgage.

If any of the above were to occur, cash flows from operations and our ability to make expected dividends to stockholders could be adversely affected.

Possible Environmental Liabilities

Investments in real property create a potential for environmental liabilities on the part of the owner of such real property. We carry certain insurance coverage for this type of environmental risk. We have conducted environmental studies, which revealed the presence of groundwater contamination at certain properties. Such contamination at certain of these properties was reported to have migrated on-site from adjacent industrial manufacturing operations. The former industrial users of the properties were identified as the source of contamination. The environmental studies noted that certain properties are located adjacent to any possible down gradient from sites with known groundwater contamination, the lateral limits of which may extend onto such properties. The environmental studies also noted that at certain of these properties, contamination existed because of the presence of underground fuel storage tanks, which have been removed. In general, in connection with the ownership, operation, financing, management and development of real properties, we may be potentially liable for removal or clean-up costs, as well as certain other costs and environmental liabilities. We may also be subject to governmental fines and costs related to injuries to persons and property.

Recently there has been an increasing number of lawsuits against owners and managers of multifamily properties, other than us, alleging personal injury and property damage caused by the presence of mold in residential real estate. Mold related claims are often excluded from standard insurance policies. Should an uninsured mold related claim arise against us, we could be required to use our own funds to resolve the claim and to make any needed cleanups to the involved property.

California has enacted legislation commonly referred to as “Proposition 65” requiring that “clear and reasonable” warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity, including tobacco smoke. Although we have sought to comply with Proposition 65 requirements, we cannot assure you that we will not be adversely affected by litigation relating to Proposition 65.

We cannot assure you that existing environmental assessments of our properties reveal all environmental liabilities, that any prior owner of any of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties.

General Uninsured Losses

We carry comprehensive liability, fire, extended coverage and rental loss insurance for each of the properties. There are, however, certain types of extraordinary losses for which we do not have insurance. Certain of the properties are located in areas that are subject to earthquake activity. We have obtained certain limited earthquake insurance coverage. We may sustain losses due to insurance deductibles, co-payments on insured losses or uninsured losses, or losses in excess of applicable coverage.

Changes In Real Estate Tax And Other Laws

Generally we do not directly pass through costs resulting from changes in real estate tax laws to residential property tenants. We also do not generally pass through increases in income, service or other taxes, to tenants under leases. These costs may adversely affect funds from operations and the ability to make distributions to stockholders. Similarly, compliance with changes in (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions or (ii) rent control or rent stabilization laws or other laws regulating housing may result in significant unanticipated expenditures, which would adversely affect funds from operations and the ability to make distributions to stockholders. In addition, recent changes to the U.S. federal income tax law may adversely affect us and other REITs by reducing the demand for REIT stocks generally.

Changes In Financing Policy; No Limitation On Debt

We have adopted a policy of maintaining a debt-to-total-market-capitalization ratio of less than 50%. The calculation of debt-to-total-market-capitalization is as follows: total property indebtedness divided by the sum of total property indebtedness plus total equity market capitalization.

As used in the above formula, total market capitalization is equal to the aggregate market value of the outstanding shares of common stock (based on the greater of current market price or the gross proceeds per share from public offerings of the outstanding shares plus any undistributed net cash flow), assuming the conversion of all limited partnership interests in the Operating Partnership into shares of common stock and the gross proceeds of the preferred units of the Operating Partnership. Based on this calculation (including the current market price and excluding undistributed net cash flow), our debt-to-total-market-capitalization ratio was approximately 36% as of March 31, 2003.

Our organizational documents do not limit the amount or percentage of indebtedness that may be incurred. Accordingly, the Board of Directors of Essex could change current policies and the policies of the Operating Partnership regarding indebtedness. If we changed these policies, we could incur more debt, resulting in an increased risk of default on our obligations and the obligations of the Operating Partnership, and an increase in debt service requirements that could adversely affect our financial condition and results of operations. Such increased debt could exceed the underlying value of the properties.

Failure To Qualify As A REIT

We have elected to be taxed as a REIT under the Internal Revenue Code. However, we cannot assure you that we have qualified as a REIT or that we will continue to so qualify in the future. To qualify as a REIT, we must satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Internal Revenue Code provisions. Only limited judicial or administrative interpretation exists for these provisions and involves the determination of various factual matters and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may apply to us, potentially with retroactive effect, and adversely affect our ability to qualify as a REIT. We may receive significant non-qualifying income or acquire non-qualifying assets, which as a result, may cause us to approach the income and assets test limits imposed by the Internal Revenue Code. There is a risk that we may not satisfy these tests. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. We also may be disqualified from treatment as a REIT for the four taxable years following the year in which we failed to qualify. This would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

U.S. FEDERAL INCOME TAX STATUS

Essex has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with its taxable year ended December 31, 1994. As a REIT, in general, Essex is not subject to U.S. federal income tax on our net income that Essex distributes to its stockholders. See “Material U.S. Federal Income Tax Considerations.”

DESCRIPTION OF CAPITAL STOCK

General

As of June 30, 2003, the total number of shares of all classes of capital stock that Essex had authority to issue was 1,000,000,000 shares, consisting of 656,682,178 shares of common stock, par value $0.0001 per share, 13,317,822 shares of preferred stock, par value $0.0001 per share, and 330,000,000 shares of excess stock.

As of June 30, 2003, there were 21,054,792 shares of common stock issued and outstanding. Up to 1,375,400 shares of common stock have been reserved for issuance under Essex Property Trust, Inc. 1994 Stock Incentive Plan and up to 406,500 shares of common stock have been reserved for issuance under Essex Property Trust, Inc. 1994 Employee Stock Purchase Plan. In addition, an aggregate of 2,325,490 shares of common stock may be issued upon the conversion of limited partnership interests in the Operating Partnership and an additional 56,000 shares of common stock would be issuable in exchange for non-forfeitable Series Z Incentive Units in the Operating Partnership, subject to meeting certain requirements with respect to the Series Z Incentive Units program. In addition, certain partners in limited partnerships in which the Operating Partnership have invested, have the right to have their limited partnership interests in such partnership redeemed for cash or, at our option, for an aggregate of 1,468,198 shares of common stock.

Common Stock

The following description of the common stock sets forth certain general terms and provisions of the common stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of Essex’s Charter and the its Bylaws. The common stock is listed on the New York Stock Exchange under the symbol “ESS.” Computershare Investor Services, LLC is Essex’s transfer agent.

The holders of the outstanding common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. The Charter provides that shares of common stock do not have cumulative voting rights.

The shares of common stock offered hereby are fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to the preferential rights of any outstanding series of capital stock, the holders of common stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available for distribution to such holders. Essex currently pays regular quarterly dividends to holders of common stock out of funds legally available for distribution when, and if, declared by Essex’s Board of Directors.

In the event of a liquidation, dissolution or winding up of Essex, the holders of common stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on any series of capital stock that has a liquidation preference. The rights of holders of common stock are subject to the rights and preferences established by the Board of Directors for any capital stock that may subsequently be issued by Essex.

We are required to seek certain information from all persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than a certain percentage of our outstanding stock. Stockholders who do not provide us with the information requested are required to submit such information with their U.S. federal income tax returns. See “Material U.S. Federal Income Tax Considerations—Requirements for Qualification.”

Restrictions on Transfer

In order for Essex to qualify as a REIT under the Internal Revenue Code, among other requirements (see “Material U.S. Federal Income Tax Considerations—Requirements for Qualification”), no more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. In addition, our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than our first year as a REIT) or during a proportionate part of a shorter taxable year.

Because it is essential for us to continue to qualify as a REIT, the Charter, subject to certain exceptions, provides an “ownership limit” under which no stockholder, other than George M. Marcus, may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 6.0% of the value of the issued and outstanding shares of our stock. However, the ownership limit provisions provide that a qualified trust, as defined in the charter, generally may own up to 9.9% of the value of the outstanding shares of our stock. If George M. Marcus converts his limited partnership interests in the Operating Partnership into shares of common stock, he may exceed the ownership limit. The ownership limit provisions therefore provide that George M. Marcus may acquire additional shares (up to 25% of the value of the outstanding shares of our stock) pursuant to conversion rights or from other sources so long as the acquisition does not result in the five largest beneficial owners of Essex’s stock holding more than 50% of the value of the outstanding shares of Essex’s stock. The Board of Directors may also exempt a stockholder from the ownership limit if it received satisfactory evidence that such stockholder’s ownership of Essex’s shares in excess of the ownership limit will not jeopardize Essex’s status as a REIT. As a condition to providing such an exemption, the Board of Directors must receive an opinion of counsel and representations and agreements from the applicant with respect to preserving Essex’s REIT status. However, the Board of Directors cannot grant an exemption to the ownership limit if the applicant would own more than 25% of the value of the outstanding shares of Essex’s stock, unless, in addition to the foregoing, the Board of Directors receives a ruling from the Internal Revenue Service to the effect that such an exemption will not jeopardize Essex’s status as a REIT. The Board of Directors has granted an exemption to the ownership limit to the trusts that were shareholders of John M. Sachs, Inc. in connection with the issuance of common stock of Essex to such trusts for the acquisition of John M. Sachs, Inc. The Board of Directors may also increase the ownership limit to a maximum of 9.9% and, in connection therewith, require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to preserve Essex’s REIT status. If the Board of Directors and Essex’s stockholders determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, the ownership limit provisions of the Charter can be terminated.

If a stockholder attempts to transfer shares of stock that would (i) create a direct ownership of Essex’s shares in excess of the ownership limit absent a Board exemption, (ii) result in the ownership of Essex’s stock by fewer than 100 persons or (iii) result in the ownership of more than 50% of the value of Essex’s stock, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, the transfer shall be null and void, and the intended transferee will acquire no rights to the shares. In addition, such shares of our stock will automatically be exchanged for shares of “excess stock.” Shares of Essex’s outstanding stock will also be so exchanged if, as a result of a change in our capital structure, such shares violate any of the foregoing limitations. All excess stock will be automatically transferred, without action by the purported holder, to a person who is unaffiliated with us or the intended transferee, as trustee for the exclusive benefit of one or more organizations described in Sections 170(b), 170(c) or 501(c)(3) of the Internal Revenue Code as charitable beneficiary and designated by resolution of the Board of Directors. Such shares of excess stock held in trust are considered issued and outstanding shares of Essex’s stock. In general, the trustee of such shares is deemed to own the shares of excess stock held in trust for the exclusive benefit of the charitable beneficiary on the day prior to the date of the purported transfer or change in capital structure which resulted in the automatic transfer.

Even if the provisions of the Internal Revenue Code regarding REITs are changed to eliminate any ownership concentration limitation or increase the limitation, the ownership limitations in the Charter will not be automatically eliminated or modified. Except as described above, any change to such limitations would require an amendment to the Charter, which in turn would require the affirmative vote of holders owning a majority of the outstanding shares of Essex’s common stock. In addition to preserving Essex’s status as a REIT, the ownership limit provisions in the Charter may have the effect of precluding an acquisition of our control without the approval of the Board of Directors.

All certificates representing shares of equity stock will bear a legend referring to the restrictions described above.

Stockholder Rights Plan

On October 13, 1998, the Board of Directors of Essex adopted a Stockholder Rights Plan and declared a dividend distribution of one “Right” for each outstanding share of its common stock to stockholders of record at the close of business on November 21, 1998, and authorized the issuance of one Right with each share of common stock issued thereafter. Each Right entitles the registered holder to purchase from Essex one one-hundredth of a share (a “Unit”) of Series A Junior Participating Preferred Stock at a purchase price of $99.13 per Unit, subject to adjustment. In certain circumstances the Rights will entitle holders to purchase shares of common stock or the common stock of an Acquiring Person (as defined below). The description and terms of the Rights are set forth in a Rights Agreement between Essex and BankBoston, N.A., as Rights Agent, dated as of November 11, 1998, and as amended December 13, 2000 and February 28, 2002.

The Rights will separate from the common stock and the “Distribution Date” will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of common stock (unless such person is or becomes the beneficial owner of 15% or more of Essex’s outstanding common stock and had a contractual right or the approval of Essex’s Board of Directors; provided that such percentage shall not be greater than nineteen and nine-tenths percent (19.9%)) (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Essex, or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Certain persons, including us are exempt from the definition of Acquiring Person.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 11, 2008 unless earlier redeemed or exchanged by Essex or terminated pursuant to a merger or other acquisition transaction involving Essex approved by Essex’s Board of Directors. In general, at any time until ten (10) days following the Stock Acquisition Date, a majority of the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events); provided, however, that the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest.

Description of Series B, Series C, Series D and Series E Cumulative Redeemable Preferred Stock

General

On February 6, 1998 and April 20, 1998, the Operating Partnership completed private placements of 1,200,000 and 400,000 units, respectively, of 7.875% Series B Preferred Units (the “Series B Preferred Units”), representing a limited partnership interest in the Operating Partnership, to an institutional investor in return for contributions to the Operating Partnership of $60 million and $20 million, respectively. The Series B Preferred Units will become exchangeable on a one for one basis, in whole or in part at any time on or after February 6, 2008 for shares of Essex’s 7.875% Series B Cumulative Redeemable Preferred Stock, par value $.0001 per share (the “Series B Preferred Stock”); provided, however, that the Series B Preferred Units will become immediately exchangeable if (i) full distributions for such Units with respect to six quarterly distribution periods have not been fully paid, (ii) the holders of such Units are notified that the Operating Partnership will become a “publicly traded partnership” within the meaning of Section 7704 of the Internal Revenue Code (a “PTP”), (iii) after the third anniversary of the private placement, the holders are notified that such exchange at such earlier date would not cause the Series B Preferred Units to be considered “stock and securities” within the meaning of

Section 351(e) of the Code, or (iv) if there is a substantial risk that the interest in the Operating Partnership of the holder of Series B Preferred Units represents more than 19.5% of the total profits or capital interest, in the Operating Partnership for a taxable year. Pursuant to the terms of a registration rights agreement, entered into in connection with this private placement, the holders of Series B Preferred Stock will have certain rights to cause Essex to register such shares of Series B Preferred Stock. On February 10, 1998, Essex filed Articles Supplementary reclassifying 2,000,000 shares of its Common Stock, par value $.0001 per share, as 2,000,000 shares of Series B Preferred Stock and setting forth the rights, preferences and privileges of the Series B Preferred Stock. Presently, no shares of Series B Preferred Stock are outstanding. Upon the exchange of all the Series B Preferred Units, there would be 1,600,000 shares of Series B Preferred Stock outstanding.

On November 24, 1998, the Operating Partnership completed a private placement of 500,000 units, of 9 1/8% Cumulative Redeemable Series C Preferred Units (the “Series C Preferred Units”), representing a limited partnership interest in the Operating Partnership, to institutional investors in return for contributions to the Operating Partnership of $25 million. The Series C Preferred Units will become exchangeable, on a one for one basis, in whole or in part at any time on or after November 24, 2008 for shares of Essex’s 9 1/8% Series C Cumulative Redeemable Preferred Stock, par value $.0001 per share (the “Series C Preferred Stock”); provided, however, that the Series C Preferred Units will become immediately exchangeable if (i) full distributions for such Units with respect to six quarterly distribution periods have not been fully paid, (ii) the holders of such Units are notified that the Operating Partnership will become a PTP, or (iii) after the third anniversary of the private placement, the holders are notified that such exchange at such earlier date would not cause the Series C Preferred Units to be considered “stock and securities” within the meaning of Section 351(e) of the Internal Revenue Code. Pursuant to the terms of a registration rights agreement, entered into in connection with this private placement, the holders of Series C Preferred Stock will have certain rights to cause Essex to register such shares of Series C Preferred Stock. On November 25, 1998, Essex filed Articles Supplementary reclassifying 500,000 shares of its Common Stock, par value $.0001 per share, as 500,000 shares of Series C Preferred Stock and setting forth the rights, preferences and privileges of the Series C Preferred Stock. Presently, no shares of Series C Preferred Stock are outstanding. Upon the exchange of all the Series C Preferred Units, there would be 500,000 shares of Series C Preferred Stock outstanding.

On July 28, 1999, the Operating Partnership completed a private placement of 2,000,000 units, of 9.30% Cumulative Redeemable Series D Preferred Units (the “Series D Preferred Units”), representing a limited partnership interest in the Operating Partnership, to institutional investors in return for contributions to the Operating Partnership of $50 million. The Series D Preferred Units will become exchangeable, on a one for one basis, in whole or in part at any time on or after July 28, 2009 for shares of Essex’s 9.30% Series D Cumulative Redeemable Preferred Stock, par value $.0001 per share (the “Series D Preferred Stock”); provided, however, that the Series D Preferred Units will become immediately exchangeable if (i) full distributions for such Units with respect to six quarterly distribution periods have not been fully paid, (ii) the holders of such Units are notified that the Operating Partnership will become a PTP, (iii) the Operating Partnership cannot satisfy the income and asset tests of Section 856 of the Internal Revenue Code, or (iv) after the third anniversary of the private placement, the holders are notified that such exchange at such earlier date would not cause the Series D Preferred Units to be considered “stock and securities” within the meaning of Section 351(e) of the Internal Revenue Code. Pursuant to the terms of a registration rights agreement, entered into in connection with this private placement, the holders of Series D Preferred Stock will have certain rights to cause Essex to register such shares of Series D Preferred Stock. On July 30, 1999, Essex filed Articles Supplementary reclassifying 2,000,000 shares of its Common Stock, par value $.0001 per share, as 2,000,000 shares of Series D Preferred Stock and setting forth the rights, preferences and privileges of the Series D Preferred Stock. Presently, no shares of Series D Preferred Stock are outstanding. Upon the exchange of all the Series D Preferred Units, there would be 2,000,000 shares of Series D Preferred Stock outstanding.

On September 3, 1999, the Operating Partnership completed a private placement of 2,200,000 units, of 9.25% Cumulative Redeemable Series E Preferred Units (the “Series E Preferred Units”), representing a limited partnership interest in the Operating Partnership, to institutional investors in return for contributions to the

Operating Partnership of $55 million. The Series E Preferred Units will become exchangeable, on a one for one basis, in whole or in part at any time on or after September 3, 2009 for shares of Essex’s 9.25% Series E Cumulative Redeemable Preferred Stock, par value $.0001 per share (the “Series E Preferred Stock”); provided, however, that the Series E Preferred Units will become immediately exchangeable if (i) full distributions for such Units with respect to six quarterly distribution periods have not been fully paid, (ii) the holders of such Units are notified that the Operating Partnership will become a PTP, (iii) there is a substantial risk that the interest in the Operating Partnership of the holder of Series E Preferred Units will represent more than 19.0% of the total profits of, or capital interests in, the Operating Partnership for a taxable year, or (iv) after the third anniversary of the private placement, the holders are notified that such exchange at such earlier date would not cause the Series E Preferred Units to be considered “stock and securities” within the meaning of Section 351(e) of the Internal Revenue Code. Pursuant to the terms of a registration rights agreement, entered into in connection with this private placement, the holders of Series E Preferred Stock will have certain rights to cause Essex to register such shares of Series E Preferred Stock. On September 9, 1999, Essex filed Articles Supplementary reclassifying 2,200,000 shares of its Common Stock, par value $.0001 per share, as 2,200,000 shares of Series E Preferred Stock and setting forth the rights, preferences and privileges of the Series E Preferred Stock. Presently, no shares of Series E Preferred Stock are outstanding. Upon the exchange of all the Series E Preferred Units, there would be 2,200,000 shares of Series E Preferred Stock outstanding.

The description of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Charter, including the respective Articles Supplementary applicable to the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, and Bylaws. Subject to the rights of holders of any other parity preferred stock as to the payment of distributions, the holders of Series B Preferred Stock are entitled to receive, when, as and if declared by Essex, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate per annum of 7.875% of the $50.00 liquidation preference per share of Series B Preferred Stock. The holders of Series C Preferred Stock are entitled to receive, when, as and if declared by Essex, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate of 9 1/8% of $50.00 liquidation preference per share of Series C Preferred Stock. The holders of Series D Preferred Stock are entitled to receive, when, as and if declared by Essex, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate of 9.30% of $25.00 liquidation preference per share of Series D Preferred Stock. The holders of Series E Preferred Stock are entitled to receive, when, as and if declared by Essex, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate of 9.25% of $25.00 liquidation preference per share of Series E Preferred Stock. Such distributions are cumulative, accrue from the original date of issuance and are payable quarterly in arrears, on or before the 15th of February, May, August and November of each year with respect to the Series B, Series C and Series D Preferred Stock, and on the 1st day of March, June, September and December of each year with respect to the Series E Preferred Stock (each a “Preferred Stock Distribution Payment Date”), commencing in each case on the first Preferred Stock Distribution Payment Date after the original date of issuance.

Redemption

The Series B Preferred Stock may be redeemed, at Essex’s option, on and after February 6, 2003, from time to time, at a redemption price payable in cash equal to $50.00 per share of Series B Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption. The redemption price of the Series B Preferred Stock (other than the portions thereof consisting of accumulated but unpaid dividends) will be payable solely out of the sale proceeds of capital stock of Essex.

The Series C Preferred Stock may be redeemed, at Essex’s option, on and after November 24, 2003, from time to time, at a redemption price payable in cash equal to $50.00 per share of Series C Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption. The redemption price of the Series C Preferred Stock (other than the portions thereof consisting of accumulated but unpaid dividends) will be payable solely out of the sale proceeds of capital stock of Essex.

The Series D Preferred Stock may be redeemed, at Essex’s option, on and after July 28, 2004, from time to time, at a redemption price payable in cash equal to $25.00 per share of Series D Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption. The redemption price of the Series D Preferred Stock (other than the portions thereof consisting of accumulated but unpaid dividends) will be payable solely out of the sale proceeds of capital stock of Essex.

The Series E Preferred Stock may be redeemed, at Essex’s option, on and after September 3, 2004, from time to time, at a redemption price payable in cash equal to $25.00 per share of Series E Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption. The redemption price of the Series E Preferred Stock (other than the portions thereof consisting of accumulated but unpaid dividends) will be payable solely out of the sale proceeds of capital stock of Essex.

The Series B Preferred Units may be redeemed, at the Operating Partnership’s option on and after February 6, 2003, from time to time, at a redemption price payable in cash equal to the capital account balance of such holders of Series B Preferred Units; provided however that such redemption price shall not be permitted if such redemption price is less than the original capital contribution of such holder of Series B Preferred Units and the cumulative priority return to the redemption date to the extent not previously distributed. The redemption price of the Series B Preferred Units (other than the portion thereof consisting of accumulated but unpaid distributions) will be payable solely out of the sale proceeds of capital stock of the Company.

The Series C Preferred Units may be redeemed, at the Operating Partnership’s option on and after November 24, 2003, from time to time, at a redemption price payable in cash equal to the capital account balance of such holders of Series C Preferred Units; provided however that such redemption price shall not be permitted if such redemption price is less than the original capital contribution of such holder of Series C Preferred Units and the cumulative priority return to the redemption date to the extent not previously distributed. The redemption price of the Series C Preferred Units (other than the portion thereof consisting of accumulated but unpaid distributions) will be payable solely out of the sale proceeds of capital stock of the Company.

The Series D Preferred Units may be redeemed, at the Operating Partnership’s option on and after July 28, 2004, from time to time, at a redemption price payable in cash equal to the capital account balance of such holders of Series D Preferred Units; provided however that such redemption price shall not be permitted if such redemption price is less than the original capital contribution of such holder of Series D Preferred Units and the cumulative priority return to the redemption date to the extent not previously distributed. The redemption price of the Series D Preferred Units (other than the portion thereof consisting of accumulated but unpaid distributions) will be payable solely out of the sale proceeds of capital stock of the Company.

The Series E Preferred Units may be redeemed, at the Operating Partnership’s option on and after September 3, 2004, from time to time, at a redemption price payable in cash equal to the capital account balance of such holders of Series E Preferred Units; provided however that such redemption price shall not be permitted if such redemption price is less than the original capital contribution of such holder of Series E Preferred Units and the cumulative priority return to the redemption date to the extent not previously distributed. The redemption price of the Series E Preferred Units (other than the portion thereof consisting of accumulated but unpaid distributions) will be payable solely out of the sale proceeds of capital stock of the Company.

The Corporation may not redeem fewer than all of the outstanding shares of Series B, Series C, Series D or Series E Preferred Stock unless all accumulated and unpaid distributions have been paid on all Series B, Series C, Series D and Series E Preferred Stock for all quarterly distribution periods terminating on or prior to the date of redemption.

Limited Voting Rights

If at any time full distributions shall not have been timely made on any Series B, Series C, Series D or Series E Preferred Stock with respect to any six (6) prior quarterly distribution periods, whether or not consecutive, the holders of such Series B, Series C, Series D and Series E Preferred Stock, voting together as a single class with the holders of each class or series of parity preferred stock, will have the right to elect two additional directors to the Board of Directors at a special meeting called by the holders of record of at least 10% of the then outstanding shares of Series B, Series C, Series D and Series E Preferred Stock, or any parity preferred stock, or at the next annual meeting of stockholders, and at each subsequent annual meeting of stockholders or special meeting held in place thereof, until all such distributions in arrears and distributions for the current quarter have been paid in full. Thereafter, the holders of Series B, Series C, Series D and Series E Preferred Stock will be divested of their voting rights and the term of any member of the Board of Directors elected by the holders of Series B, Series C, Series D and Series E Preferred Stock and holders of any shares of parity preferred stock shall terminate.

In addition, while any shares of the Series B, Series C, Series D and Series E Preferred Stock are outstanding, Essex shall not, without the affirmative vote of the holders of at least two-thirds (2/3) of the Series B, Series C, Series D and Series E Preferred Stock outstanding at the time: (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares ranking prior to the Series B, Series C, Series D or Series E Preferred Stock with respect to payment of distributions or rights upon liquidation, dissolution or winding-up or reclassify any authorized shares of Essex into any such shares, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares or (ii) either amend, alter or repeal the provisions of Essex’s Charter (including the Articles Supplementary pertaining to the Series B, Series C, Series D or Series E Preferred Stock) or Bylaws, that would materially and adversely affect the preferences, other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms and conditions of redemption, of any outstanding shares of the Series B, Series C, Series D and Series E Preferred Stock. Further, while any shares of the Series B, Series C, Series D and Series E Preferred Stock are outstanding, Essex shall not, without the affirmative vote of the holders of at least two-thirds (2/3) of the Series B, Series C, Series D and Series E Preferred Stock outstanding at the time consolidate, amalgamate, merge with or into, or convey, transfer or lease its assets substantially as an entirety to, any corporation or other entity, unless (a) Essex is the surviving entity and the shares of the Series B, Series C, Series D and Series E Preferred Stock remain outstanding with the terms thereof unchanged, (b) the resulting, surviving or transferee entity is a corporation or other entity organized under the laws of any state and substitutes for the Series B, Series C, Series D and Series E Preferred Stock other preferred stock having substantially the same terms and same rights as the Series B, Series C, Series D and Series E Preferred Stock, including with respect to distributions, voting rights and rights upon liquidation, dissolution or winding-up, or (c) such merger, consolidation, amalgamation or asset transfer does not adversely affect the powers, special rights, preferences and privileges of the holders of the Series B, Series C, Series D and Series E Preferred Stock in any material respect.

The Series B, Series C, Series D and Series E Preferred Stock will have no voting rights other than as discussed above and as otherwise provided by applicable law.

Liquidation Preference

Subject to the rights of the holders of any other parity preferred stock, each share of Series B Preferred Stock and Series C Preferred Stock is entitled to a liquidation preference of $50.00 per share, plus any accrued and unpaid dividends, in preference to any other class or series of capital stock of Essex, and each share of Series D Preferred Stock and each share of Series E Preferred Stock is entitled to a liquidation preference of $25.00 per share, plus any accrued and unpaid dividends, in preference to any other class or series of capital stock of Essex.

DESCRIPTION OF WARRANTS

Essex has no Warrants outstanding (other than options issued under Essex’s stock option plans). Essex may issue Warrants for the purchase of Common Stock. Essex may issue warrants independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a “Warrant Agreement”) to be entered into between Essex and a warrant agent specified in the applicable Prospectus Supplement (the “Warrant Agent”). The Warrant Agent will act solely as an agent of Essex in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this prospectus is being delivered, including, where applicable, the following: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the designation, terms and number of shares of Common Stock purchasable upon exercise of such Warrants; (5) the designation and terms of the Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Offered Security; (6) the date, if any, on and after which such Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Warrants may be purchased; (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax considerations; and (12) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

DESCRIPTION OF PREFERRED STOCK

General

Subject to limitations prescribed by Maryland law and Essex’s Charter, the Board of Directors is authorized to issue, from the authorized but unissued shares of capital stock of Essex, Preferred Stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Essex.

Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of Preferred Stock will be described in the Prospectus Supplement relating to that class or series, including a Prospectus Supplement providing that Preferred Stock may be issuable upon the exercise of Warrants issued by Essex. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

The preferences and other terms of the Preferred Stock of each class or series will be fixed by the articles supplementary relating to such class or series. A Prospectus Supplement, relating to each class or series, will specify the terms of the Preferred Stock as follows:

(1) The title and stated value of such Preferred Stock;

(2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

(3) The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

(4) Whether such Preferred Stock is cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

(5) The provision for a sinking fund, if any, for such Preferred Stock;

(6) The provision for redemption, if applicable, of such Preferred Stock;

(7) Any listing of such Preferred Stock on any securities exchange;

(8) The terms and conditions, if applicable, upon which such Preferred Stock will be converted into Common Stock of Essex, including the conversion price (or manner of calculation thereof);

(9) A discussion of any material Federal income tax considerations applicable to such Preferred Stock;

(10) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of Essex as a REIT;

(11) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Essex;

(12) Any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Essex;

(13) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; and

(14) Any voting rights of such Preferred Stock.

Rank

Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Essex, rank (i) senior to all classes or series of Common Stock and excess stock of Essex, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of Essex; (ii) on a parity with all equity securities issued by Essex the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividends rights or rights upon liquidation, dissolution or winding up of Essex; and (iii) junior to all equity securities issued by Essex the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of Essex.

Conversion Rights

The terms and conditions, if any, upon which any shares of any class or series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such class or series of Preferred Stock or Essex, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such class or series of Preferred Stock.

Restrictions on Transfer

For Essex to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code) during the last half of a taxable year, the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To enable Essex to continue to qualify as a REIT, the Charter restricts the acquisition of shares of common stock and preferred stock. The Charter provides that, subject to certain exceptions specified in the Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.9% of the value of the outstanding common stock and preferred stock of Essex. See “Description of Capital Stock—Restrictions on Transfer.” The applicable Prospectus Supplement will also specify any additional ownership limitation relating to a series of preferred stock.

DESCRIPTION OF DEBT SECURITIES

The following sets forth the material terms and provisions of the Indenture under which the Debt Securities of the Operating Partnership are to be issued. The specific terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities are to be issued under an Indenture, as amended or supplemented from time to time (the “Indenture”), among the Operating Partnership, Essex and a trustee chosen by the Operating Partnership and Essex and qualified to act as trustee under the Trust Indenture Act of 1939, as amended (the “TIA”) (together with any other trustee(s) appointed in a supplemental indenture with respect to a particular series, the “Trustee”). The Indenture has been filed as an exhibit to the Registration Statement of which this prospectus is a part and will be available for inspection at the corporate trust office of the Trustee. The Indenture is subject to, and governed by, the TIA. The statements made hereunder relating to the Indenture and the Debt Securities to be issued hereunder are summaries of all material general provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. The material terms of a specific series or class of Debt Securities will be set forth in the related Prospectus Supplement. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

General

The Debt Securities will be direct, unsecured obligations of the Operating Partnership and will be non-convertible investment grade securities. Except for any series of Debt Securities which is specifically subordinated to other indebtedness of the Operating Partnership, the Debt Securities will rank pari passu with all other unsecured and unsubordinated indebtedness of the Operating Partnership. Under the Indenture, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of Essex as sole general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

The Debt Securities may be unconditionally guaranteed by Essex as to payment of principal, premium, if any, and interest. (Section 1601).

The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign at any time by giving written notice or may be removed with respect to the Debt Securities of any series at any time by the Act of the holders of a majority in aggregate principal amount of Outstanding Securities of such series, and a successor Trustee will be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from any trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

Terms

Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including, but not limited to:

(1) the title of such Debt Securities, whether such Debt Securities are senior securities or subordinated securities and whether such Debt Securities are guaranteed by a guarantee;

(2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

(3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

(4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

(5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

(6) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

(7) the place or places where (i) the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, (ii) such Debt Securities may be surrendered for registration of transfer or exchange and (iii) notices or demands to or upon the Operating Partnership in respect of such Debt Securities, any applicable Guarantees and the Indenture may be served;

(8) the period or periods within which, or the date or dates on which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

(9) the obligation, if any, of the Operating Partnership to redeem, repay or repurchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities are required to be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

(10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and/or payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

(11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

(12) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants or other provisions set forth in the Indenture;

(13) whether such Debt Securities will be issued in certificated and/or book-entry form;

(14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

(15) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the Indenture, or any modification thereof;

(16) the terms and conditions, if any, upon which such Debt Securities may be subordinated to other indebtedness of the Operating Partnership;

(17) whether such Debt Securities will be guaranteed by Essex;

(18) whether and under what circumstances the Operating Partnership will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment; and

(19) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301). The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof (“Original Issue Discount Securities”). Special U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

The Indenture does not contain any provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Operating Partnership. However, such provisions may be provided with respect to a particular series of Debt Securities, and certain restrictions on ownership and transfers of Essex’s Common Stock and preferred stock, designed to preserve Essex’s status as a REIT, may prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Operating Partnership that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Guarantees

If specified in the applicable Prospectus Supplement, the Debt Securities may be unconditionally and irrevocably guaranteed by Guarantees of Essex, on a senior or subordinated basis, which will guarantee the due and punctual payment of principal of, premium, if any, and interest on such Debt Securities, and the due and punctual payment of any sinking fund payments thereon, when and as the same shall become due and payable whether at a maturity date, by declaration of acceleration, call for redemption or otherwise. The applicability and terms of any such Guarantee relating to a series of Debt Securities will be set forth in the Prospectus Supplement relating to such Debt Securities. (Section 1601).

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the holder, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the security register or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 307 and 1002).

All amounts paid by the Operating Partnership to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to the Operating Partnership, and the holder of the Debt Security thereafter may look only to the Operating Partnership for payment thereof. (Section 1003).

Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security (“Defaulted Interest”) will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the “Special Record Date”) for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Sections 101 and 307).

Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series, of a like aggregate principal amount and tenor, of any authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, redemption, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each place of payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

Neither the Operating Partnership nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business of the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the holder, except that portion, if any, of such Debt Security which is not to be so repaid (Section 305).

Merger, Consolidation or Sale

The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other person, provided that (a) either the Operating Partnership shall be the continuing person, or the successor (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any subsidiary as a result thereof as having been incurred by the Operating Partnership or such subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers’ certificate of Essex as General Partner of the Operating Partnership and an opinion of counsel covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

Certain Covenants

Existence.    Except as permitted under “Merger, Consolidation or Sale,” the Indenture requires each of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (partnership and statutory) and franchises; provided, however, that each of the Operating Partnership and Essex shall not be required to preserve any right or franchise if the Board of Directors of Essex determines that the preservation thereof is no longer desirable in the conduct of the business of the Operating Partnership and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities (Section 1004).

Maintenance of Properties.    The Indenture requires each of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership or Essex, as the case may be, and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business. (Section 1006).

Insurance.    The Indenture requires the Operating Partnership and each of its Subsidiaries to keep its insurable properties insured against loss or damage with commercially reasonable amounts and types of insurance provided by insurers of recognized responsibility. (Section 1007).

Payment of Taxes and Other Claims.    The Indenture requires each of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon its income, profits or property or that of any Subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any subsidiary; provided, however, that the Operating Partnership or Essex shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount or applicability is being contested in good faith. (Section 1008).

Provision of Financial Information.    The Operating Partnership will file with the Trustee copies of annual reports, quarterly reports and other documents (the “Financial Reports”) which the Operating Partnership files with the Securities and Exchange Commission (the “Commission”) or would be required to file with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such sections; provided, however, that if the Operating Partnership is not subject to such sections, it may, in lieu of filing Financial Reports of the Operating Partnership with the Trustee, file Financial Reports of Essex if they would be materially the same as those that would have been filed by the Operating Partnership with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act.

Additional Covenants.    Reference is made to the applicable Prospectus Supplement for information with respect to any additional covenants specific to a particular series of Debt Securities.

Events of Default, Notice and Waiver

Unless otherwise provided in the Prospectus Supplement, the Indenture provides that the following events are “Events of Default” with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any interest on any Debt Security of such series; (b) default in the payment of any principal of (or premium, if any, on) any Debt Security of such series when due; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant or warranty of the Operating Partnership or Essex contained in the Indenture with respect to any Debt Security of such series, continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $10,000,000 of any evidence of indebtedness of the Operating Partnership or Essex (if Essex or any subsidiary of Essex has guaranteed any indebtedness of the Operating Partnership) or any mortgage, indenture, note, bond, capitalized lease or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having continued after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities), or any Significant Subsidiary or all or substantially all of any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501). The term “Significant Subsidiary” means each significant Subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership or Essex, as the case may be. (Section 101).

If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than a majority in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Operating Partnership (if Essex has guaranteed any Debt Securities under such Indenture) and the Operating Partnership (and to the Trustee if given by the holders). However, any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of not less then a majority in principal amount of outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Operating Partnership shall have paid or deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series plus certain fees, expenses, disbursements and advances of the Trustee, its agents and counsel and (b) all Events of Default, other than the nonpayment of accelerated principal or interest with respect to Debt Securities of such series have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby (Section 513).

The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the responsible officers of the Trustee in good faith determines such withholding to be in the interest of such Holders (Section 601).

The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than a majority in principal amount of the outstanding Debt Securities of that series, as well as an offer of reasonable indemnity (Section 507). This provision, however, will not prevent any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due date thereof (Section 508).

Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of Debt Securities of any series then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may expose the Trustee to personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein (Section 512).

Within 120 days after the close of each fiscal year, the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) must deliver to the Trustee a certificate, signed by one of several specified officers of Essex, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1005).

Modification of the Indenture

Modifications and amendments of provisions of the Indenture applicable to any series may be made only with consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities, which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby: (a) change the stated maturity of the principal of, or any installment of principal of or interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the stated maturity thereof; (e) reduce the stated percentage in principal amount of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security affected thereby (Section 902).

The holders of not less than a majority in principal amount of outstanding Debt Securities of a particular series have the right to waive compliance by the Operating Partnership or Essex with certain covenants in the Indenture relating to such series (Section 1010).

The Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) and the Trustee without the consent of any holder of Debt Securities may make modifications of and amendments to the Indenture for any of the following purposes: (i) to evidence the succession of another person to the Operating Partnership as obligor under the Indenture or succession of another person as guarantor; (ii) to add to the covenants of the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership or Essex in the Indenture; (iii) to add Events of Default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are not Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities or guarantees; (vii) to establish the form or terms of Debt Securities of any series and any related Guarantees; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trust under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; and (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect (Section 901).

The Indenture provides that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to Section 301 of the Indenture, and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any affiliate of the Operating Partnership or of such other obligor shall be disregarded (Section 101).

The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series (Section 1501). The Trustee may call a meeting at any time. Also, upon request, the Operating Partnership or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, may call a meeting in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above with respect to the modifications of or amendments to the Indenture, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum (Section 1504).

Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section 1504).

Discharge, Defeasance and Covenant Defeasance

Unless otherwise provided in the Prospectus Supplement, the Operating Partnership or Essex (if Essex has guaranteed any Debt Securities under such Indenture) may discharge certain obligations to holders of any series of Debt Securities that have not been delivered already to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or are scheduled for redemption within one year). Essex and the Operating Partnership can accomplish this by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be, and the Operating Partnership has met the other conditions specified in the Indenture (Section 401).

The Indenture provides that, unless otherwise provided in the Prospectus Supplement, if the provisions of Article 14 are made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either: (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay principal of (and premiums, if any) and interest, if any, on such Debt Securities; to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to such Debt Securities; and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, to compensate the Trustee and to hold moneys for payment in trust) (“defeasance”) (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1006 through 1008, inclusive, of the Indenture (being the restrictions described under “Certain Covenants”) or, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities (“covenant defeasance”) (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership or Essex, as the case may be, with the Trustee, in trust, of any amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

Such a trust may be established only if, among other things, the Operating Partnership has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

“Government Obligations” means securities which are: (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government that issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof. Such obligations also shall include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership or Essex, as the case may be, has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series: (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security; or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as the same becomes due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). “Conversion Event” means the cessation of use of: (i) a currency, currency unit or composite currency either by the government of the country which issued such currency for the settlement of transactions by a central bank or other public institution of or within the international banking community; (ii) the ECU either within the European Monetary System or for the settlement of transactions by public institutions of or within the European Communities; or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. (Section 101.) Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that cease to be used by its government of issuance shall be made in U.S. dollars.

In the event the Operating Partnership or Essex, as the case may be, effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under “Events of Default, Notice and Waiver” with respect to Section 1006 through 1008 of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under “Events of Default, Notice and Waiver” with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating Partnership and Essex (if Essex has guaranteed any Debt Securities) would remain liable to make payment of such amounts due at the time of acceleration.

The applicable Prospectus Supplement may describe further the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of a particular series.

Subordination

The terms and conditions, if any, upon which the Debt Securities are subordinated to other indebtedness of the Operating Partnership will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include a description of the indebtedness ranking senior to the Debt Securities, the restrictions on payments to the holders of such Debt Securities while a default with respect to such senior indebtedness in continuing, the restrictions, if any, on payments to the holders of such Debt Securities following an Event of Default, and provisions requiring holders of such Debt Securities to remit certain payments to holders of senior indebtedness.

CERTAIN PROVISIONS OF ESSEX’S CHARTER AND BYLAWS

Certain provisions of Essex’s Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change of control of Essex. The ownership limit may delay or impede a transaction or a change in control of Essex that might involve a premium price for Essex’s capital stock or otherwise be in the best interest of the stockholders. See “Description of Capital Stock-Restrictions on Transfer.” Pursuant to Essex’s Charter and Bylaws, Essex’s Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of Essex. Also, Essex’s Stockholder Rights Plan may deter or prevent a change in control of Essex. See “Description of Capital Stock—Stockholder Rights Plan.” The issuance of Preferred Stock by the Board of Directors may also have the effect of delaying, deferring or preventing a change in control of Essex. See “Description of Capital Stock—Description of Series B, Series C, Series D, and Series E Cumulative Redeemable Preferred Stock—General.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations to us as a REIT which may be material to purchasers of our securities. This summary is based on current law, is for general information only and is not tax advice. The tax treatment of a holder of our debt or equity securities will vary depending upon the terms of the specific securities acquired by such holder, as well as the holder’s particular situation. This discussion does not attempt to address any aspects of U.S. federal income taxation relating to holders of our securities. U.S. federal income tax considerations relevant to holders will be addressed in the applicable prospectus supplement for a particular offering of our debt or equity securities. You are urged to review the applicable prospectus supplement in connection with the purchase of any of our securities, and to consult your own tax advisor regarding the specific tax consequences to you of investing in our securities and of Essex’s election to be taxed as a REIT.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of the acquisition, ownership, and disposition of our securities and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition, and election, and regarding potential changes in applicable tax laws.

General

Essex elected to be taxed as a REIT commencing with our taxable year ended December 31, 1994. We believe that we have operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code. Qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Although we intend to continue to operate to satisfy such requirements, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. See “Material U.S. Federal Income Tax Considerations—Failure to Qualify.”

The provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and other U.S. federal income tax laws relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the laws that govern the U.S. federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and U.S. Treasury regulations thereunder, and administrative and judicial interpretations thereof. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

Morrison & Foerster LLP has acted as our tax counsel in connection with the filing of this prospectus. In the opinion of Morrison & Foerster LLP, Essex has been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code for each of our taxable years beginning with the taxable year ended December 31, 1994 through our taxable year ended December 31, 2002, and if we continue to be organized and operated after December 31, 2002 in the same manner as we have prior to that date, Essex will continue to qualify as a REIT. The opinion of Morrison & Foerster LLP is based on various assumptions and representations made by us as to factual matters, including representations made by us in this prospectus and a factual certificate provided by one of our officers. Moreover, our qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code and discussed below, relating to our actual annual operating results, asset diversification, distribution levels, and diversity of stock ownership, the results of which have not been and will not be reviewed by Morrison & Foerster LLP. Accordingly, neither Morrison & Foerster LLP nor we can assure you that the actual results of our operations for any particular taxable year will satisfy these requirements. See “Material U.S. Federal Income Tax Considerations—Failure to Qualify.”

In brief, if certain detailed conditions imposed by the REIT provisions of the Internal Revenue Code are satisfied, entities, such as us, that invest primarily in real estate and that otherwise would be treated for U.S. federal income tax purposes as corporations, generally are not taxed at the corporate level on their “REIT taxable income” that is distributed currently to stockholders. This treatment substantially eliminates the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from investing in corporations under current law.

If Essex fails to qualify as a REIT in any year, however, Essex will be subject to U.S. federal income tax as if we were a domestic corporation, and Essex’s stockholders will be taxed in the same manner as stockholders of ordinary corporations. In that event, Essex could be subject to potentially significant tax liabilities, the amount of cash available for distribution to our stockholders could be reduced and we would not be obligated to make any distributions.

Taxation of Essex

In any year in which Essex qualifies as a REIT, in general, Essex will not be subject to U.S. federal income tax on that portion of our net income that we distribute to stockholders. However, we will be subject to U.S. federal income tax as follows: First, Essex will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. However, Essex can elect to “pass through” any of its taxes paid on our undistributed net capital gains income to its stockholders on a pro rata basis. Second, under certain circumstances, Essex may be subject to the “alternative minimum tax” on its items of tax preference. Third, if Essex has (a) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, Essex will be subject to tax at the highest corporate rate on such income. Fourth, if Essex has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, generally other than property held for at least four years, foreclosure property, and property involuntarily converted), such income will be subject to a 100% penalty tax. Fifth, if Essex should fail to satisfy the 75% or the 95% tests, as discussed below, and have nonetheless maintained its qualification as a REIT because certain other requirements have been satisfied, Essex will be subject to a 100% penalty tax on the net income attributable to the greater of either (x) the amount by which 75% of its gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (y) the amount by which 90% of its gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect Essex’s profitability. Sixth, if Essex should fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of its net capital gain income for such year, and (3) any undistributed taxable income from prior periods, Essex will be subject to a 4% excise tax on the excess of such required distribution over the amounts distributed. Seventh, if Essex acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and Essex recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which it acquired such asset, then, to the extent of any built-in, unrealized gain at the time of acquisition, such gain generally will be subject to tax at the highest regular corporate rate. Eighth, Essex may be subject to a penalty tax if its dealings with our taxable REIT subsidiaries, defined below, are not at arm’s length. Finally, as discussed further below, any earnings Essex derives through a taxable REIT subsidiary will effectively be subject to a corporate-level tax.

Requirements for Qualification

The Internal Revenue Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we were to fail to satisfy condition (6) during a taxable year, that failure would not result in our disqualification as a REIT under the Internal Revenue Code for such taxable year as long as (i) we satisfied the stockholder demand statement requirements described in the succeeding paragraph and (ii) we did not know, or exercising reasonable diligence would not have known, whether we had failed condition (6).

We believe we have issued sufficient Essex stock with sufficient diversity of ownership to satisfy conditions (5) and (6) above. In order to ensure compliance with the ownership tests described above, we also have certain restrictions on the transfer of Essex’s stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, we must maintain records which disclose the actual ownership of Essex’s outstanding stock. In fulfilling our obligations to maintain records, we must and will demand written statements each year from the record holders of designated percentages of our stock disclosing the actual owners of Essex’s stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of our records. A stockholder failing or refusing to comply with our written demand must submit with his U.S. federal income tax returns a similar statement disclosing the actual ownership of our stock and certain other information. In addition, Essex’s Charter restricts the transfer of our shares in order to assist us to continue to satisfy the share ownership requirements. See “Description of Capital Stock—Restrictions on Transfer.” Essex reports our income based on the calendar year.

Although we intend to satisfy the shareholder demand letter rules described in the preceding paragraph, our failure to satisfy these requirements will not result in our disqualification as a REIT but may result in the imposition of Internal Revenue Service penalties against us.

Essex currently has several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. Certain of the corporate subsidiaries will be treated as “qualified REIT subsidiaries” under the Internal Revenue Code. A corporation will qualify as a qualified REIT subsidiary if Essex owns 100% of its outstanding stock and we and the subsidiary do not jointly elect to treat it as a “taxable REIT subsidiary” as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Internal Revenue Code (including all REIT qualification tests). Thus, in applying the requirements described in this prospectus the subsidiaries in which Essex owns 100% interest (other than taxable REIT subsidiaries) will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax and our ownership of the stock of such a subsidiary will not violate the REIT asset tests, described below under “Material U.S. Federal Income Tax Considerations—Asset Tests.”

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests, described below. Thus, Essex’s proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as Essex’s assets, liabilities and items of income for purposes of applying the requirements described below. See “Material U.S. Federal Income Tax Considerations—Investments in Partnerships.”

Asset Tests

At the close of each quarter of our taxable year, Essex generally must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Essex’s total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us). Second, although the remaining 25% of Essex’s assets generally may be invested without restriction, securities in this class generally may not exceed either (1) 5% of the value of its total assets as to any one nongovernment issuer, (2) 10% of the outstanding voting securities of any one issuer, or (3) 10% of the value of the outstanding securities of any one issuer. Third, not more than 20% of the total value of Essex’s assets can be represented by securities of one or more “taxable REIT subsidiaries” (described below). Securities for purposes of the above 5% and 10% asset tests, may include debt securities, including debt issued by a partnership. However, debt of an issuer will not count as a security for purposes of the 10% value test if the security is “straight debt,” as specially defined for this purpose, and certain other requirements are satisfied.

Essex and a corporation in which it owns stock may make a joint election for such subsidiary to be treated as a “taxable REIT subsidiary.” The securities of a taxable REIT subsidiary are not subject to the 5% asset test and the 10% vote and value tests described above. Instead, as discussed above, a separate asset test applies to taxable REIT subsidiaries. The rules regarding taxable REIT subsidiaries contain provisions generally intended to insure that transactions between a REIT and its taxable REIT subsidiary occur “at arm’s length” and on commercially reasonable terms. These requirements include a provision that prevents a taxable REIT subsidiary from deducting interest on direct or indirect indebtedness to its parent REIT if, under a specified series of tests, the taxable REIT subsidiary is considered to have an excessive interest expense level or debt-to-equity ratio. A taxable REIT subsidiary is subject to a corporate level tax on its net taxable income, as a result of which our earnings derived through a taxable REIT subsidiary are effectively subject to a corporate level tax notwithstanding our status as a REIT. In addition, in some cases, a 100% penalty tax is imposed on the REIT if its rental, service or other agreements with its taxable REIT subsidiary are determined not to be on arm’s length terms. The legislation concerning taxable REIT subsidiaries is generally effective only for taxable years beginning after December 31, 2000.

Essex has made elections to treat several of its corporate subsidiaries as taxable REIT subsidiaries. We believe that the value of the securities Essex holds of its taxable REIT subsidiaries does not and will not represent more than 20% of Essex’s total assets, and that all transactions between us and our taxable REIT subsidiaries are conducted on arm’s length terms. In addition, Essex believes that the amount of our assets that are not qualifying assets for purposes of the 75% asset test will continue to represent less than 25% of its total assets and will satisfy the 5% and both 10% asset tests.

Gross Income Tests

Essex must satisfy two separate percentage tests relating to the sources of its gross income for each taxable year. For purposes of these tests, where Essex invests in a partnership, Essex will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in Essex’s hands as it has in the hands of the partnership. See “Material U.S. Federal Income Tax Considerations—Investments in Partnerships.”

The 75% Test

At least 75% of Essex’s gross income for a taxable year must be “qualifying income.” Qualifying income generally includes (1) rents from real property (except as modified below); (2) interest on obligations collateralized by mortgages on, or interests in, real property; (3) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business (“dealer property”); (4) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (5) abatements and refunds of real property taxes; (6) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property (“foreclosure property”); (7) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (8) income from temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us.

Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if Essex, or an owner of 10% or more of our equity securities, directly or constructively owns 10% or more of such tenant (a “related party tenant”), unless the related party tenant is a taxable REIT subsidiary and certain other requirements are satisfied. In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% test and 95% test (described below) if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, Essex generally must not operate or manage the property or furnish or render services to tenants, other than through an “independent contractor” from whom we derive no revenue or through a taxable REIT subsidiary. The “independent contractor” or taxable REIT subsidiary requirement, however, does not apply to the extent that the services provided by Essex are “usually or customarily rendered” in connection with the rental of space for occupancy only, and are not otherwise considered “rendered to the occupant.” For both the related party tenant rules and determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Internal Revenue Code apply, pursuant to which ownership interests in certain entities held by one entity are deemed held by certain other related entities.

In general, if a REIT provides impermissible services to its tenants, all of the rent from that property will be disqualified from satisfying the 75% test and 95% test (described below). However, rents will not be disqualified if a REIT provides de minimis impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property (as determined on a property-by-property basis). For purposes of the 1% threshold, the amount treated as received for any service shall not be less than 150% of the direct cost incurred by the REIT in furnishing or rendering the service.

Essex does not receive any rent that is based on the income or profits of any person. In addition, Essex does not own, directly or indirectly, 10% or more of any tenant (other than, perhaps, a tenant that is a taxable REIT subsidiary where other requirements are satisfied). Furthermore, Essex believes that any personal property rented in connection with its apartment facilities is well within the 15% limit. Finally, Essex does not believe that it provide services, other than within the 1% de minimis exception described above, to its tenants that are not customarily furnished or rendered in connection with the rental of property, other than through an independent contractor or a taxable REIT subsidiary.

The 95% Test

In addition to deriving 75% of Essex’s gross income from the sources listed above, at least 95% of Essex’s gross income for a taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends from a corporation (including a taxable REIT subsidiary) and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not (except with respect to dividends from a REIT) for purposes of the 75% test. For purposes of determining whether we comply with the 75% and 95% tests, gross income does not include income from “prohibited transactions” (discussed below).

From time to time, Essex may enter into hedging transactions with respect to one or more of our assets or liabilities. Essex’s hedging activities may include entering into interest rate swaps, caps and floors, or options to purchase such items, and futures and forward contracts. To the extent Essex enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that Essex hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. Essex intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

Essex’s investment in apartment communities generally gives rise to rental income that is qualifying income for purposes of the 75% and 95% gross income tests. Gains on sales of apartment communities, other than from prohibited transactions, as described below, or of its interest in a partnership generally will be qualifying income for purposes of the 75% and 95% gross income tests. Essex anticipates that income on our other investments will not result in our failing the 75% or 95% gross income test for any year.

Even if Essex fails to satisfy one or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will generally be available if: (1) Essex’s failure to comply was due to reasonable cause and not to willful neglect; (2) Essex reports the nature and amount of each item of our income included in the 75% and 95% tests on a schedule attached to its tax return; and (3) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Essex would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, Essex will still be subject to a special tax upon the greater of either (1) the amount by which 75% of its gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability.

Essex does not intend to rent to any related party, to base any rent on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales), or to charge rents that would otherwise not qualify as rents from real property.

Annual Distribution Requirements

To qualify as a REIT, Essex is required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount equal to at least (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income.

Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that Essex does not distribute all of its net capital gain or distribute at least 90%, but less than 100%, of its REIT taxable income, as adjusted, Essex will be subject to tax on the undistributed amount at regular corporate tax rates, as the case may be. (However, Essex can elect to “pass through” any of our taxes paid on its undistributed net capital gain income to its stockholders on a pro rata basis.) Furthermore, if Essex should fail to distribute during each calendar year at least the sum of (1) 85% of its ordinary income for such year, (2) 95% of its net capital gain income for such year, and (3) any undistributed taxable income from prior periods, Essex would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and the amount of any net capital gains Essex elects to retain and pay tax on. For these and other purposes, dividends declared by Essex in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by Essex and received by the stockholder during such taxable year, provided that the dividend is actually paid by Essex by January 31 of the following taxable year.

Essex believes that it has made timely distributions sufficient to satisfy the annual distribution requirements. It is possible that in the future it may not have sufficient cash or other liquid assets to meet the distribution requirements, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, Essex may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. To avoid any problem with the distribution requirements, Essex will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds or issue Preferred or Common Stock to satisfy the distribution requirement. Essex may be required to borrow funds at times when market conditions are not favorable.

If Essex fails to meet the distribution requirements as a result of an adjustment to our tax return by the Internal Revenue Service, Essex may retroactively cure the failure by paying a “deficiency dividend” (plus applicable penalties and interest) within a specified period.

Prohibited Transaction Rules

A REIT will incur a 100% penalty tax on the net income derived from a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business (a “prohibited transaction”). Under a safe harbor provision in the Internal Revenue Code, however, income from certain sales of real property held by the REIT for at least four years at the time of the disposition will not be treated as income from a prohibited transaction. We believe that none of Essex’s assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Although we will attempt to ensure that none of our sales of property will constitute a prohibited transaction, we cannot assure you that none of such sales will be so treated.

Failure to Qualify

If Essex fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, Essex will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Essex fails to qualify will not be deductible by Essex, nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction and individual distributees may be eligible for reduced rates of taxation on their distributions under recent changes in

U.S. federal income tax law. Unless entitled to relief under specific statutory provisions, Essex will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether Essex would be entitled to such statutory relief.

Investments in Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable solely to Essex’s investment in entities treated as partnerships for U.S. federal income tax purposes. The discussion does not cover state or local tax laws or any U.S. federal tax laws other than income tax laws.

General

Essex holds a direct ownership interest in the Operating Partnership. In general, partnerships are “pass-through” entities which are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. Essex includes its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. See “Material U.S. Federal Income Tax Considerations—Taxation of Essex” and “Material U.S. Federal Income Tax Considerations—Gross Income Tests.” Any resultant increase in Essex’s REIT taxable income increases its distribution requirements, but is not subject to U.S. federal income tax in Essex’s hands provided that such income is distributed to its stockholders. See “Material U.S. Federal Income Tax Considerations—Annual Distribution Requirements.” Moreover, for purposes of the REIT asset tests, Essex includes its proportionate share of assets held by the partnerships. see “Material U.S. Federal Income Tax Considerations—Asset Tests.”

Tax Allocations with Respect to the Properties

Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as some of our properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership has property subject to book-tax differences. Consequently, the partnership agreement of the Operating Partnerships requires such allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners who contributed appreciated assets to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets (including some of our properties). This will tend to eliminate the book-tax difference over time. However, the special allocation rules under Section 704(c) of the Internal Revenue Code do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction, such as a sale. Thus, the carryover basis of the contributed assets in the hands of the operating partnerships may cause us to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets, in excess of the economic or book income allocated to us as a result of such sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “Material U.S. Federal Income Tax Considerations—Annual Distribution Requirements.” In addition, the application of Section 704(c) of the Internal Revenue Code is not entirely clear and may be affected by authority that may be promulgated in the future.

Sale of the Properties

Generally, any gain realized by the Operating Partnership on the sale of property will be capital gain, except for any portion of such gain that is treated as certain depreciation or cost recovery recapture. Essex’s share of any gain realized by the Operating Partnership on the sale of any property it holds primarily for sale to customers in the ordinary course of a trade or business generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See “Material U.S. Federal Income Tax Considerations—Prohibited Transaction Rules.”

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

State and Local Taxes

We and our investors may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our investors may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisers regarding the effect of state and local tax laws on an investment in our securities.

PLAN OF DISTRIBUTION

We may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with us. We will name any such underwriter or agent involved in the offer and sale of the Offered Securities in the applicable Prospectus Supplement.

We may effect from time to time sales of Offered Securities offered pursuant to any applicable Prospectus Supplement in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the Offered Securities upon the terms and conditions as set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from Essex or from the Operating Partnership in the form of underwriting discounts or commissions, and also may receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation we pay to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions underwriters allow to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than Essex’s Common Stock which is listed on the New York Stock Exchange. Any shares of Essex’s Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. We may elect to list any Preferred Stock, Warrants or Debt Securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we cannot assure you of the liquidity of the trading market for the Offered Securities.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers, acting as our agent, to solicit offers by certain institutions to purchase Offered Securities from us at the public offering price set forth in such Prospectus Supplement, pursuant to delayed delivery contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except: (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not, at the time of delivery, be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Offered Securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, us in the ordinary course of business.

LEGAL MATTERS

The validity of the Offered Securities will be passed upon for us by Morrison & Foerster LLP. Morrison & Foerster LLP will also issue an opinion to us regarding certain tax matters described under “Material U.S. Federal Income Tax Considerations.”

EXPERTS

The consolidated financial statements and schedules of Essex Property Trust, Inc. and Essex Portfolio, L.P. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing.